UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CureVac N.V.
(Name of Subject Company)
CureVac N.V.
(Name of Person Filing Statement)
Ordinary shares, par value €0.12 per share
(Title of Class of Securities)
N2451R105
(CUSIP Number of Class of Securities)
Marco Rau
Executive Vice President Legal & Compliance / General Counsel
Friedrich-Miescher-Strasse 15, 72076
Tübingen, Germany
+49 7071 9883 0
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
With copies to:
Howard Ellin
June Dipchand
Stephan Hutter
Holger Hofmeister
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001-8602
(212) 735-3000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.   SUBJECT COMPANY INFORMATION
(a)
Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CureVac N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands having its registered office (statutaire zetel) in Amsterdam, the Netherlands, registered with the Dutch trade register under number 77798031 (the “Company” or “CureVac”). The Company’s principal executive offices are located at Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany, and the Company’s telephone number at this address is +49 7071 9883 0.
(b)
Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the ordinary shares, par value €0.12 per share, of the Company (the “Company Shares”). The authorized share capital of the Company consists of 386,250,000 Company Shares and 386,250,000 preferred shares. As of the close of business on October 17, 2025, the last practicable date prior to the filing of this Schedule 14D-9, 225,181,647 Company Shares were issued and outstanding and no preferred shares were issued and outstanding.
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON
(a)
Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.
(b)
Exchange Offer

Offer
This Schedule 14D-9 relates to the exchange offer (the “Offer”) by BioNTech SE, a European stock corporation (Societas Europaea) organized under the laws of Germany and the European Union, registered with the commercial register at the district court of Mainz under HRB 48720 (“Buyer” or “BioNTech”), as disclosed in the Registration Statement on Form F-4 initially filed by Buyer with the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2025 (together with the exhibits and amendments thereto, as amended and may be further amended from time to time, the “Registration Statement”) and the Tender Offer Statement on Schedule TO, filed by Buyer with the SEC on October 21, 2025 (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), pursuant to which Buyer is offering to exchange each Company Share validly tendered and not properly withdrawn pursuant to the Offer for the right to receive (such consideration, the “Offer Consideration”) a number of American Depositary Shares of BioNTech (“BioNTech ADSs”), each representing one BioNTech ordinary share, equal to the amount obtained by dividing $5.4641 by the volume-weighted average of the price per BioNTech ADS, taken to four decimal places, over the period of ten (10) consecutive trading days ending on, and including, the fifth (5th) trading day immediately preceding the Expiration Time (as defined herein) (the “BioNTech ADS VWAP”). The ratio of BioNTech ADSs to be received per Company Share tendered pursuant to the foregoing is the “Exchange Offer Ratio.” In the event the BioNTech ADS VWAP is greater than or equal to $126.55, the Exchange Offer Ratio will be 0.04318, and in the event the BioNTech ADS VWAP is less than or equal to $84.37, the Exchange Offer Ratio will be 0.06476.
The Offer is being made pursuant to the Purchase Agreement, dated as of June 12, 2025 (as it may be amended from time to time, the “Purchase Agreement”), by and between Buyer and the Company. In accordance with the Purchase Agreement, Buyer shall commence the Offer promptly after the Registration Statement is declared effective under the Securities Act of 1933, as amended, the approval of the securities prospectus prepared by Buyer in accordance with Council Regulation 2017/1129 of the European Union, as amended, pertaining to the public offering of BioNTech ADSs by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), and publication of the United

Kingdom (“UK”) prospectus exemption document prepared by Buyer in accordance with Regulation 2017/1129 of the European Parliament and of the Council of 14 June 2017 and its implementing legislation, as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, but in no event later than the second (2nd) business day thereafter. The terms and conditions of the Offer are set forth in the offer to exchange/prospectus, which is part of the Registration Statement and filed as Exhibit (a)(4) hereto (as it may be amended or supplemented from time to time, the “Exchange Offer Prospectus”).
The Offer shall expire at 9:00 a.m. (New York City time) on the day that is the later of (i) the twenty-first (21st) business day following the commencement of the Offer and (ii) the third (3rd) business day after the extraordinary general meeting (the “EGM”), subject to extension as described below. Such time, or such later time to which the Offer has been so extended, the “Expiration Time.”
The obligation of Buyer to accept for exchange, and the obligation of Buyer to issue and cause to be transferred BioNTech ADSs in exchange for, any Company Shares validly tendered and not properly withdrawn pursuant to the Offer will be subject to the satisfaction or waiver of the closing conditions set forth in the Purchase Agreement.
Pursuant to the Purchase Agreement, Buyer will not be required to, or, in the case of the condition set forth in item (x) below, may not be permitted to, accept for exchange or exchange any Company Share validly tendered and not properly withdrawn pursuant to the Offer unless, as of the scheduled expiration time, the following conditions are satisfied:
(i)
a number of Company Shares having been validly tendered and not properly withdrawn pursuant to the Offer, that, together with the Company Shares then owned by Buyer or its affiliates, represents at least 80% of the Company’s issued and outstanding capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time (the “Minimum Condition”); provided that if all other Offer conditions have been satisfied and Buyer has previously extended the Offer on four (4) or more occasions of ten (10) business days each, Buyer may, in its sole discretion, reduce the Minimum Condition to 75% of the Company’s issued and outstanding capital;

(ii)
certain necessary antitrust approvals having been received, or being deemed to have been received due to the expiry or termination of their relevant waiting periods or applicable statutory deadlines (and any extension thereof), or through any other informal comfort letter that is satisfactory to Buyer, and be in full force and effect;

(iii)
absence of any applicable law or order of a governmental authority prohibiting, rendering illegal or enjoining the consummation of the Offer or the other transactions, including the Post-Offer Reorganization, the Legal Downstream Merger, the Post-Downstream Merger Share Sale, and the Cancellation (each as defined herein);

(iv)
the truth and correctness in all respects at and as of the date of the Purchase Agreement and at and as of the Expiration Time with the same effect as though made at and as of the Expiration Time of representations and warranties of the Company regarding the nonexistence of a Company Material Adverse Effect (as defined in the Purchase Agreement) since December 31, 2024;

(v)
the truth and correctness in all respects (except for de minimis inaccuracies) at and as of the date of the Purchase Agreement and at and as of the Expiration Time with the same effect as though made at and as of the Expiration Time (except to the extent expressly made at and as of an earlier date, in which case at and as of such earlier date) of representations and warranties of the Company regarding its authorized and issued and outstanding share counts, capitalization, and subsidiaries (including their capitalization);

(vi)
the truth and correctness in all material respects at and as of the date of the Purchase Agreement and at and as of the Expiration Time with the same effect as though made at and as of the Expiration Time (except to the extent expressly made at and as of an earlier date, in which case at and as of such earlier date) of representations and warranties of the Company regarding its corporate existence and powers and authorizations to carry on its business, corporate authorization to enter into the Purchase Agreement and consummate the Transactions (as defined below), material contracts, and the fees of Goldman Sachs Bank Europe SE (“Goldman Sachs”);
(vii)
the truth and correctness (disregarding all materiality qualifications and limitations) at and as of the date of the Purchase Agreement and at and as of the Expiration Time with the same effect as though made at and as of the Expiration Time (except to the extent expressly made at and as of an earlier date, in which case at and as of such earlier date) of all other representations and warranties of the Company not specified in the foregoing items (iv) through (vi), except where the failure to be true and correct would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(viii)
the Company having performed or complied with, in all material respects, each of the obligations, agreements and covenants required to be performed by, or complied with by, it under the Purchase Agreement at or prior to the Expiration Time;

(ix)
since the date of the Purchase Agreement, there not having occurred any Company Material Adverse Effect that is continuing (excluding for this purpose any Company Material Adverse Effects that prevent or materially impair the ability of the Company to consummate the transactions contemplated by the Purchase Agreement (the “Transactions”));

(x)
since the date of the Purchase Agreement, there not having occurred any Buyer Material Adverse Effect (as defined in the Purchase Agreement) that is continuing (excluding for this purpose any Buyer Material Adverse Effects that prevent or materially impair the ability of Buyer to consummate the Transactions);

(xi)
adoption of resolutions at the EGM approving the Post-Offer Reorganization Resolutions and the Governance Resolutions (both as defined in the Purchase Agreement, and collectively referred to herein as, the “Required Resolutions”);

(xii)
delivery by the Company to Buyer of a certificate signed by an executive officer of the Company, dated as of the Expiration Time, certifying as to the satisfaction of the conditions specified in the foregoing items (iv) through (ix);

(xiii)
no stop order suspending the effectiveness of the Registration Statement;

(xiv)
certain required regulatory approvals having been obtained, or being deemed to have been obtained by applicable law, as a result of the lapse, expiration, or termination of waiting periods, or the applicable governmental authority for such approvals having declined jurisdiction or granted a derogation; and

(xv)
no termination of the Purchase Agreement in accordance with the terms of the Purchase Agreement having occurred.

Except for the condition set forth in item (x) above, which is for the sole benefit of the Company and may only be waived by the Company in writing, the foregoing conditions are for the sole benefit of Buyer and may be asserted by Buyer regardless of the circumstances giving rise to any such conditions and, other than the Minimum Condition, may be waived, subject to applicable law, by Buyer in whole or in part at any time and from time to time in its sole discretion, in each case, subject to the terms of the Purchase Agreement.
If Buyer accepts Company Shares in the Offer in accordance with the terms of the Purchase Agreement, then Buyer and the Company and their respective subsidiaries, as applicable, will effectuate or cause to be effectuated the Post-Offer Reorganization and the New Topco U.S. Tax Election (each as defined herein).
Buyer may extend the Offer to such other date and time as may be agreed in writing by Buyer and the Company, and Buyer will extend the Offer for any minimum period as required by the SEC (including, without limitation, for any period required under Rule 14d-4 or Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the staff thereof or Nasdaq. If Buyer makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition to the Offer, Buyer will disseminate additional Offer materials and extend the Offer by five or 10 business days, to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. In the event the Minimum Condition is reduced from 80% to 75% pursuant to the terms of the Purchase Agreement, such reduction will be announced and the Offer will remain open for at least 10 business days from the date of such announcement.
If, at the scheduled Expiration Time, any of the Offer conditions have not been satisfied or waived by Buyer, Buyer must extend the Offer on one or more occasions in consecutive periods of up to ten (10) business days each (or such other duration as may be agreed to by Buyer and the Company) in order to permit the satisfaction of such Offer conditions; provided that Buyer may extend the Offer for up to twenty (20) business days if it is not reasonably likely that, within such ten (10) business day extension period, a required antitrust approval will be obtained, or deemed to be obtained, and/or a legal restraint will not be removed; provided, further, that Buyer is not required to extend the Offer on more than four (4) occasions in consecutive periods of up to ten (10) business days each if the sole unsatisfied condition is the Minimum Condition, and that Buyer is not required to extend the Offer beyond March 12, 2026; provided that, if all conditions to the Offer, other than the required antitrust approvals, are satisfied or capable of being satisfied, such date will be extended for up to two additional ninety (90)-day periods. Under the Purchase Agreement, if any of the resolutions of the Company that are a condition to the Closing (as defined herein) are not approved and adopted at the EGM, a subsequent EGM (the “Subsequent EGM”) may be held to obtain the approval of the remaining outstanding resolutions. Irrespective of whether the Company holds a Subsequent EGM, following the time of acceptance for exchange of tendered Company Shares by Buyer in connection with the Offer (the “Acceptance Time”), Buyer will provide a subsequent offering period in accordance with Rule 14d-11 promulgated under the Exchange Act of not less than ten (10) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (the “Subsequent Offering Period”).
The time at which, in accordance with the terms of the Purchase Agreement, Buyer exchanges the Company Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Expiration Time (the “First Company Shares”) by delivery of the Offer Consideration (and cash in lieu of fractional BioNTech ADSs, if any) for those First Company Shares, without interest and subject to applicable tax withholding, is referred to herein as the “Closing” and the date on which the Closing occurs is referred to herein as the “Closing Date.”
In lieu of any fractional BioNTech ADSs that otherwise would be issuable pursuant to the Offer, each holder of Company Shares who otherwise would be entitled to receive a fraction of a BioNTech ADS pursuant to the Offer (after aggregating all Company Shares validly tendered in the Offer and not properly withdrawn by such holder) will be paid an amount in cash (without interest and subject to any applicable withholding tax) equal to such fractional part of a BioNTech ADS multiplied by the BioNTech ADS VWAP, rounded to the nearest whole cent.
The Post-Offer Reorganization and the New Topco U.S. Tax Election
As promptly as practicable following the expiration of the Subsequent Offering Period, Buyer and the Company and their respective subsidiaries, as applicable, will effectuate or cause to be effectuated the Post-Offer Reorganization and will cause CureVac Merger B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of the Company (“New Topco”), to elect to be disregarded as an entity separate from Buyer for U.S. federal income tax purposes (the “New Topco U.S. Tax Election”). The Post-Offer Reorganization will utilize processes available to Buyer under Dutch law aimed at strengthening Buyer’s direct or indirect control over the Company or its assets and business operations. More specifically, the Post-Offer Reorganization will ensure that, if the Required Resolutions are adopted at the EGM (or a Subsequent EGM) and if permitted under applicable law, Buyer becomes the sole owner of all of the Company’s business operations from and after the consummation of such Post-Offer Reorganization, even if not all of the shareholders of the Company have tendered their shares under the Offer. There are no circumstances, if the Required Resolutions are adopted at the EGM (or a Subsequent EGM) and if permitted under applicable law, pursuant to which Buyer or one of its affiliates would not become the sole owner of all of the Company’s business operations from and after the consummation of such Post-Offer Reorganization.

Buyer intends to effectuate the Post-Offer Reorganization by (i) a Dutch legal merger of the Company (as the disappearing company) with and into New Topco (as the acquiring company surviving such merger), with New Topco issuing class A shares in the capital of New Topco (“New Topco A Shares”) to the Company minority shareholders and class B shares in the capital of New Topco (“New Topco B Shares”) to Buyer, in accordance with Sections 2:309 et seq. of the Dutch Civil Code (Burgerlijk Wetboek) (the “Legal Downstream Merger”), followed promptly by (ii) the Post-Downstream Merger Share Sale (as defined below) and (iii) the Cancellation (as defined below) (the “Post-Offer Reorganization”). Buyer will additionally effectuate, or cause to be effectuated, the New Topco U.S. Tax Election, effective one (1) day after the Cancellation. To effectuate the Legal Downstream Merger, the Company will merge with and into New Topco. New Topco will be the surviving entity of the Legal Downstream Merger and the Company will cease to exist. All assets and liabilities of the Company (including its interest in CureVac SE) will transfer under universal title of succession to New Topco. As part of the Legal Downstream Merger, Company shareholders (other than Buyer) will be allotted New Topco A Shares and Buyer will be allotted New Topco B Shares in respect of their respective Company Shares. Following the Legal Downstream Merger, New Topco will transfer the issued and outstanding shares of CureVac SE to Buyer, for which Buyer will pay a purchase price equal to the excess of the aggregate Offer Consideration for all Company Shares over the amount of cash and cash equivalents of the Company, including any receivables, and any other assets net of any liabilities of the Company. This will be paid for in the form of (i) BioNTech ADSs to enable New Topco to distribute to each holder of New Topco A Shares pursuant to the Cancellation the requisite number of BioNTech ADSs and requisite cash in lieu of fractional BioNTech ADSs and (ii) a loan note with a principal amount equal to the remaining consideration payable by Buyer with respect to the outstanding shares in the capital of CureVac SE (the “Post-Downstream Merger Share Sale”). As a result, CureVac SE (holding all of the CureVac business) will become a direct wholly owned subsidiary of Buyer. Subsequently, the New Topco A Shares will be canceled against a repayment in kind consisting of BioNTech ADSs and cash in lieu of fractional BioNTech ADSs, subject to applicable withholding taxes (including Dutch dividend withholding tax in certain circumstances) (the “Cancellation”), for the percentage corresponding with the New Topco A Shares in New Topco’s issued share capital.
As a result, former Company shareholders who did not tender in the Offer will be entitled to receive the same consideration they would have received had they participated in the Offer. However, BioNTech ADSs (and cash in lieu of fractional BioNTech ADSs) received pursuant to the Cancellation will be subject to Dutch dividend withholding tax if and to the extent that the Cancellation consideration exceeds the average paid-in capital of the relevant cancelled New Topco A shares, as recognized for Dutch dividend withholding tax purposes at the time of the Cancellation. For a more detailed description please see the relevant disclosure in the Registration Statement, in particular the sections “The Offer — The Post-Offer Reorganization and the New Topco U.S. Tax Election” and “Material Dutch Tax Considerations”. The Offer Consideration will not be subject to Dutch dividend withholding tax.
Any applicable withholding tax will be for the account of former Company shareholders who did not tender in the Offer or the Subsequent Offering Period. The exchange agent will be allowed to sell, or procure the sale of, in one or more transactions, the minimum number of BioNTech ADSs to obtain a sufficient cash amount to remit to the applicable tax authority the relevant amount of withholding tax and will not be obligated to pay any additional amounts to a holder of New Topco A Shares for any withholding tax effectively deducted from the Cancellation consideration.
Treatment of Company Equity Awards
The Purchase Agreement provides for the following treatment of the equity awards of the Company, which is also further discussed below in “Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Supervisory Board and Management Board Members of the Company” in Item 3:
Company VSOP Awards
The Company will work together with certain existing shareholders (the “Contributing Shareholders”), to cause the beneficiaries under the Company’s outstanding virtual stock option awards (the “Company VSOP Awards”), to enter into an amendment to the contractual terms of the Company VSOP Awards providing for (i) the Contributing Shareholders to transfer the Company Shares required to settle the Company VSOP Awards to the respective beneficiaries’ accounts established in connection with Company’s equity incentive plans and (ii) the beneficiaries to tender the respective Company shares in order to receive the offer consideration for such Company Shares (in each case less any applicable tax withholdings) so that, as a consequence of (i) and (ii), any outstanding claims under the Company VSOP Awards would be settled.
Company PSUs
At Closing, each Company performance stock unit (“Company PSU”) that is outstanding as of immediately prior to Closing, will become fully vested with respect to any time-vesting conditions applicable thereto and (i) if the performance-vesting conditions applicable to such Company PSU have been satisfied in full immediately prior to Closing, will be settled in cash (without interest and subject to any applicable tax withholdings) in an amount equal to the product obtained by multiplying (a) the Company Value Per Share by (b) the total number of Company Shares subject to such Company PSU as of immediately prior to Closing or (ii) if the performance-vesting conditions applicable to such Company PSU have not been satisfied in full immediately prior to Closing, will be canceled for no consideration. “Company Value Per Share” means the BioNTech ADS VWAP multiplied by the Exchange Offer Ratio.
Company RSUs
At Closing, each Company restricted stock unit (“Company RSU”) that is outstanding as of immediately prior to the Closing, will become fully vested and will be settled in cash (without interest and subject to any applicable tax withholdings) in an amount equal to the product obtained by multiplying (i) the Company Value Per Share by (ii) the total number of Company Shares subject to such Company RSU as of immediately prior to Closing.
Company Options
At Closing, each Company option (“Company Option”) that is outstanding as of immediately prior to Closing, will become fully vested and, if the per share exercise price of such Company Option is less than the Company Value Per Share, then such Company Option will be settled in cash (without interest and subject to any applicable tax withholdings) in an amount equal to the product obtained by multiplying (i) the excess of the Company Value Per Share over the per share exercise price applicable to such Company Option and (ii) the total number of Company Shares subject to such Company Option. Any other Company Option will be canceled for no consideration at the effectiveness of the Legal Downstream Merger.
Miscellaneous
The Schedule TO states that the principal executive office of Buyer is located at An der Goldgrube 12, D-55131 Mainz, Germany and the telephone number at such address is +49 6131-9084-0.
Assisting Buyer as information agent in connection with the Offer is Georgeson LLC (the “Information Agent”). The Information Agent can be reached toll-free at (888) 686-7195 or banks and brokers may call collect at (732) 353-1948. The Information Agent can also be reached by email at Curevacoffer@georgeson.com.
For the reasons described in more detail below, the Company’s management board (the “Management Board”) and the Company’s supervisory board (the “Supervisory Board” and, together with the Management Board, the “Company Boards”) unanimously recommend that the Company’s shareholders accept the Offer and tender their Company Shares pursuant to the Offer.
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) on the one hand, the Company or any of its affiliates and

(ii) on the other hand (a) any of their respective members of the Company Boards, executive officers, directors or affiliates or (b) Buyer or any of its respective executive officers, directors or affiliates.
(a)
Arrangements with Supervisory Board and Management Board Members of the Company

Members of the Company Boards and the Company’s executive team may be deemed to have interests in the Purchase Agreement and the Transactions, including the Offer, that are different from or in addition to those of the Company’s shareholders generally. The Company Boards were aware of these interests and considered them, among other matters, in evaluating and negotiating the Purchase Agreement and in reaching their decision to approve the Purchase Agreement and the Transactions. The Management Board is comprised of the following individuals: Mr. Alexander Zehnder (chief executive officer), Mr. Axel Sven Malkomes, Mr. Malte Bertram Greune, Ms. Myriam Mendila, and Mr. Thaminda Ramanayake (together, the “Management Board Members”). The Supervisory Board is comprised of the following individuals: Mr. Baron Jean Raymond Ghislain Stéphenne (chairman), Ms. Debra Stephanie Barker, Ms. Birgit Antje Hofmann, Mr. Mathias Peter Hothum, Mr. Klaus Christian Schollmeier, Mr. Michael Brosnan, Mr. Craig Allen Tooman, and Mr. Mehdi Shahidi (together, the “Supervisory Board Members”).
The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described below and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by a Management Board Member or a Supervisory Board Member may materially differ from the amounts set forth below.
Certain Transaction Bonuses
Buyer and the Company have agreed that the Company is permitted to enter into transaction bonus agreements with up to 14 identified individuals providing for an aggregate amount not to exceed $13.8 million, with up to $8,914,700 of that payable to the Management Board Members. Such transaction bonuses will partially be payable following the Closing and will be settled in restricted stock units of Buyer.
The following table summarizes the total maximum transaction bonus amounts allocated to Management Board Members. Of the $8,914,700 total, $5,094,700 will be payable following Closing, assuming continued service as a member of the Management Board through the Closing. The remaining $3,820,000 will be subject to adjustments depending on the realization of certain contingent liabilities of the Company. No Supervisory Board Member will receive any such transaction bonus.
Maximum Value of Transaction Bonus ($)(1)
Management Board Members
Alexander Zehnder	3,851,000.00
Axel Malkomes	868,625.00
Myriam Mendila	1,108,625.00
Malte Greune	1,076,450.00
Thaminda Ramanayake	2,010,000.00
TOTAL	8,914,700.00

(1)
Amounts to be paid in Euros are converted to U.S. Dollars at an exchange rate of €1:$1.17.

Treatment of Company PSUs
The treatment of Company PSUs is discussed above in “Identity and Background of Filing Person — Treatment of Company Equity Awards” in Item 2.
The following table summarizes the outstanding Company PSUs held by Malte Greune, who is the only member of a Company Board who holds outstanding Company PSUs, as of October 17, 2025, the last practicable date prior to the filing of this Schedule 14D-9, and the value of the consideration that Malte Greune will become entitled to receive in respect of those outstanding Company PSUs at the Closing, assuming (i) continued service as a member of the Company Boards through the Closing, (ii) the satisfaction of any applicable performance-vesting conditions immediately prior to the Closing, and (iii) a Company Value Per Share of $5.4641.
	Number of Company PSUs outstanding (#)	Number of Underlying Company Shares (#)	Amount to be Settled in Cash ($)
Management Board Member
Malte Greune	5,000	5,000	27,320.50
TOTAL	5,000	5,000	27,320.50
Treatment of Company RSUs
Treatment of Company RSUs is discussed above in “Identity and Background of Filing Person —  Treatment of Company Equity Awards” in Item 2.
The following table summarizes the outstanding Company RSUs held by each member of the Company Boards as of October 17, 2025, the last practicable date prior to the filing of this Schedule 14D-9, and the value of the consideration that each of them will become entitled to receive in respect of those outstanding Company RSUs at the Closing, assuming (i) continued service as a member of the Company Boards through the Closing and (ii) a Company Value Per Share of $5.4641.
	Number of Company RSUs outstanding (#)	Number of Underlying Company Shares (#)	Amount to be Settled in Cash ($)
Management Board Members
Alexander Zehnder	84,539	84,539	461,929.55
Axel Sven Malkomes	6,977	6,977	38,123.03
Myriam Mendila	59,974	59,974	327,703.93
Malte Greune	61,601	61,601	336,594.02
Thaminda Ramanayake	26,776	26,776	146,306.74
Supervisory Board Members
Baron Jean Stéphenne	35,997	35,997	196,691.21
Mathias Hothum	27,997	27,997	152,978.41
Craig A. Tooman	27,997	27,997	152,978.41
Debra Barker	23,998	23,998	131,127.47
Klaus Schollmeier	19,999	19,999	109,276.54
Michael Brosnan	26,941	26,941	147,208.32
TOTAL	402,796	402,796	2,200,917.62
Treatment of Company Options
Treatment of Company Options is discussed above in “Identity and Background of Filing Person —  Treatment of Company Equity Awards” in Item 2.
The following table summarizes the outstanding Company Options held by each member of the Company Boards as of October 17, 2025, the last practicable date prior to the filing of this Schedule 14D-9, and the value of the consideration that each of them will become entitled to receive in respect of those outstanding Company Options at the Closing, assuming (i) continued service as a member of the Company Boards through the Closing, (ii) no future exercise of Company Options, and (iii) a Company Value Per Share of $5.4641.
	Total Number of Company Options outstanding (#)	Number of Company Options with Exercise Price Below $5.4641 (#)	Amount to be Settled in Cash ($)
Management Board Members
Alexander Zehnder	519,379	375,000(1)	744,037.50
Axel Sven Malkomes	225,000	225,000(1)	446,422.50
Myriam Mendila	175,000	175,000(1)	347,217.50
Malte Greune	220,000	175,000(1)	347,217.50
Thaminda Ramanayake	200,000	200,000(2)	388,820.00
Supervisory Board Members
Baron Jean Stéphenne	55,743	55,743(1)	110,599.69
Mathias Hothum	43,356	43,356(1)	86,022.64
Craig A. Tooman	43,356	43,356(1)	86,022.64
Debra Barker	37,162	37,162(1)	73,733.12
Klaus Schollmeier	30,968	30,968(1)	61,443.61
Michael Brosnan	43,356	43,356(1)	86,022.64
TOTAL	1,593,320	1,403,941	2,777,559.34

(1)
Exercise price of $3.48.

(2)
175,000 Company Options with an exercise price of $3.48 and 25,000 Company Options with an exercise price of $3.80.

Equity Interests of Supervisory Board and Management Board Members
The following table sets forth the number of Company Shares held by each Management Board Member and each Supervisory Board Member that are outstanding as of October 17, 2025, the last practicable date prior to the filing of this Schedule 14D-9, and not subject to any vesting restrictions. As of October 6, 2025, the Management Board Members and Supervisory Board Members beneficially owned, in the aggregate, 395,998 Company Shares, excluding Company Shares subject to any vesting restrictions. The table also sets forth the implied value of these Company Shares, assuming the BioNTech ADS VWAP falls within the collar such that $5.4641 in BioNTech ADSs is delivered per Company Share. The amounts set forth in the table below do not take into account any accelerated vesting of equity awards (which are described above). No additional Company Shares were granted to any Management Board Member or Supervisory Board Member in contemplation of the Offer and the Transactions.
	Number of Company Shares (#)	Implied Value ($)
Management Board Members
Alexander Zehnder	79,346	433,554.48
Axel Sven Malkomes	1,805	9,862.70
Myriam Mendila	21,766	118,931.60
Malte Greune	33,549	183,315.09
Thaminda Ramanayake	6,401	34,975.70

	Number of Company Shares (#)	Implied Value ($)
Supervisory Board Members
Baron Jean Stéphenne	40,495	221,268.73
Mathias Hothum	124,811	681,979.79
Craig A. Tooman	27,793	151,863.73
Debra Barker	22,686	123,958.57
Klaus Schollmeier	17,597	96,151.77
Michael Brosnan	19,749	107,910.51
TOTAL	395,998	2,163,772.67
Service Agreements with Management Board Members
The Company has previously entered into management board service agreements (the “Management Contracts”) with all current Management Board Members. The Management Contracts generally provide for a 12-month notice period, a base salary, certain administrative allowances, an annual variable payment expressed as a percentage of annual base salary that is dependent on the achievement of certain objectives agreed to by the Supervisory Board, the right to participate in the Company’s annual long-term incentive plan and a severance payment upon a qualifying termination of the Management Contracts. The Management Contracts provide for the following restrictive covenants: (i) a non-compete during the term of the contract and for 12 months after termination; (ii) a perpetual confidentiality covenant; and (iii) intellectual property assignment obligations. Under the Management Contracts, the Company is obligated to pay the Management Board Members compensation for the duration of their post-termination non-compete period in monthly installments that are equal to half of the total compensation they received for the 12 months prior to their termination.
The estimated severance and non-compete payments for the Management Board Members under the Management Contracts, as further supplemented by respective settlement agreements are set forth below and assume continued service through the Closing (which, for this purpose, will be deemed to be December 17, 2025) and a qualifying termination of service immediately thereafter. The Buyer or its subsidiaries intend to enter into service agreements with the Management Board Members in connection with the Closing.
The amounts set forth in the table below do not take into account any accelerated vesting of equity awards (which are described above).
	Estimated Salary Component of Severance Payments ($)(1)	Estimated Bonus Component of Severance Payments ($)(1)	Estimated Non-Compete Payments ($)(1)	Total ($)(1)
Management Board Members
Alexander Zehnder	702,000.00	263,250.00(2)	501,892.52(3)	1,467,142.52
Axel Malkomes	497,250.00	25,898.44(2)	279,281.09(3)	802,429.54
Myriam Mendila	497,250.00	186,468.75(2)	355,841.30(3)	1,039,560.05
Malte Greune	432,900.00	161,386.86(2)	325,699.49(3)	919,986.35
Thaminda Ramanayake	420,000.00	91,875.00(2)	255,937.50(3)	767,812.50
TOTAL	2,549,400.00	728,879.05(2)	1,718,651.90(3)	4,996,930.97

(1)
Amounts to be paid in Euros are converted to U.S. Dollars at an exchange rate of €1:$1.17.

(2)
Based on bonus payments received during the twelve (12) months immediately preceding December 17, 2025.

(3)
Based on maximum benefit payments possible during the twelve (12) months immediately preceding December 17, 2025.

Post-Closing Employee Benefits
For a period of one (1) year following the Closing, each individual who is an employee of the Company or any of its subsidiaries immediately prior to the Closing and who remains employed by Buyer or any of its affiliates as of immediately following the Closing (each, a “Continuing Employee”) will receive from Buyer (or its applicable affiliate) (i) at least the same base salary and the same target annual bonus opportunity that was provided to such Continuing Employee immediately prior to the Closing, and (ii) employee benefits (excluding severance, equity or equity-based incentive awards, change in control benefits, retiree medical benefits, and defined benefit retirement benefits) that are substantially similar in the aggregate to the employee benefits provided to Continuing Employees immediately prior to the Closing.
Buyer will, and will cause each of its controlled affiliates to, use commercially reasonable efforts to (i) waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such Continuing Employee may be eligible to participate in after the Closing and (ii) credit each Continuing Employee for any copayments, deductibles, offsets, or similar payments made under a Company benefit plan during the plan year that includes the Closing for purposes of satisfying any applicable copayment, deductible, offset, or similar requirements under the comparable plans of Buyer or any of its controlled affiliates. Buyer will, and will cause each of its controlled affiliates to, credit Continuing Employees with the amount of vacation time that such employees had accrued under any applicable Company benefit plan as of the Closing, insofar as not prohibited by applicable law. In addition, Buyer will, or will cause its controlled affiliates to, give Continuing Employees full credit for purposes of eligibility, vesting, and determination of level of vacation benefits under any employee benefit and compensation plans or arrangements (excluding for any purpose benefits under defined benefit plans, retiree medical plans, or frozen or grandfathered benefit plans) maintained by Buyer or its controlled affiliates that such Continuing Employees may be eligible to participate in after the Closing for such Continuing Employees’ service with the Company or any of its subsidiaries to the same extent that such service was credited for purposes of any comparable Company benefit plan immediately prior to the Closing, except to the extent such treatment would result in duplicative benefits.
From and after the Closing, Buyer will cause the Company and its subsidiaries to honor the terms of all collective bargaining agreements to which the Company or its subsidiaries are bound. The terms of employment of all Continuing Employees represented by a labor union, works council, or other labor organization in connection with their employment or any other Continuing Employees employed in any jurisdiction where it is not permitted to differentiate between union and non-union employees in terms of compensation or benefits will be governed by any such obligations, rather than the terms of the Purchase Agreement.
Potential for Future Arrangements
To the Company’s knowledge, except for certain arrangements between the Company and its Management Board Members and Supervisory Board Members described in this Schedule 14D-9, or in the documents incorporated by reference herein, no employment, equity contribution or other agreement, arrangement or understanding providing for payments or benefits in connection with the Transactions, between any Management Board Member or Supervisory Board Member, on the one hand, and Buyer, any of its respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Transactions are conditioned upon any Management Board Member or Supervisory Board Member entering into any such agreement, arrangement or understanding. In addition, although such other arrangements have not, to the Company’s knowledge, been entered into as of the date of this Schedule 14D-9, it is possible that members of the Company’s current management team will enter into new employment or compensation arrangements with Buyer. Any such other arrangements will not become effective until after Closing, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director and Officer Indemnification Insurance
The Company’s articles of association provide that it will indemnify and hold harmless current and former members of the Company Boards for any financial losses or damages and expenses reasonably paid or incurred in connection with claims brought against them, to the extent such claims relate to the current or former position within the Company and to the extent permitted by applicable law. Notwithstanding these provisions, however, the members of the Company Boards will not be entitled to indemnification and reimbursement (i) if a competent court arbitral tribunal has established in a final and conclusive decision that the act or omission of the person concerned is of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability), (ii) to the extent that the financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so), (iii) in relation to proceedings brought by such person against the Company, except for proceedings brought to enforce indemnification to which such person is entitled pursuant to the Company’s articles of association, pursuant to an agreement between such person and the Company which has been approved by the Management Board or pursuant to insurance taken out by the Company for the benefit of such person, or (iv) for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the Company’s prior consent.
Pursuant to the terms of the Purchase Agreement, for a period of six (6) years after the completion of the Transactions (including the Post-Offer Reorganization if applicable), Buyer shall cause the Company or another member of the Company group to indemnify and hold harmless the present and former directors and officers of the Company and its subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the completion of the Post-Offer Reorganization and in connection with the Transactions, to the fullest extent permitted by applicable law and the Company’s articles of association. From Closing until six (6) years after the completion of the Transactions (including the Post-Offer Reorganization if applicable), Buyer shall cause the Company and its subsidiaries to honor and fulfill the obligations of the Company and its subsidiaries under any and all indemnification agreements in effect as of the date hereof between the Company or any of its subsidiaries and any Indemnified Person (the “Indemnification Agreements”). In addition, from Closing until six (6) years after the completion of the Transactions (including the Post-Offer Reorganization, if applicable), Buyer shall cause the Company and its Subsidiaries to cause the Company’s articles of association and rules and regulations of the Company Boards (or other similar organizational documents) of the Company and its subsidiaries to contain provisions with respect to the indemnification of all Indemnified Persons that are no less advantageous in the aggregate to the intended beneficiaries than the corresponding provisions contained in the Company’s organizational documents as of the date of the Purchase Agreement. To the maximum extent permitted by applicable law, such indemnification shall be mandatory rather than permissive.
The Company shall, prior to the Closing, obtain and fully pay the premium for, and as of the Closing Buyer shall cause the Company to maintain in full force and effect, a “tail” insurance policy with a claims period until six (6) years after the completion of the Transactions (including the Post-Offer Reorganization, if applicable) with respect to directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring at or prior to the completion of the Transactions (including the Post-Offer Reorganization, if applicable) on terms that are no less favorable than those of such policy of the Company in effect on the date of the Purchase Agreement, which insurance shall, prior to the Closing, be in effect and prepaid for such period; provided, however, that in no event shall the total cost for such prepaid “tail” insurance policy exceed 300% of the annual premium paid as of the date of the Purchase Agreement by the Company for such insurance (the “Premium Cap”), and if the total cost for such prepaid “tail” policy exceeds the Premium Cap, then Buyer shall cause the Company to obtain, or cause to be obtained, a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap.
(b)
Arrangements between the Company and Buyer

Purchase Agreement
On June 12, 2025, Buyer and the Company entered into the Purchase Agreement. The summary of the material provisions of the Purchase Agreement contained in the section titled “The Purchase Agreement” in the Exchange Offer Prospectus is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Purchase Agreement, which is filed as Exhibit (d)(A) hereto, and is incorporated herein by reference.
The summary and description contained in the Exchange Offer Prospectus have been incorporated by reference herein to provide you with information regarding the terms of the Purchase Agreement and are not intended to modify or supplement any factual disclosures about Buyer, the Company or their respective affiliates. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of the Purchase Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Purchase Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships between the parties to the Purchase Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Purchase Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the shareholders of Buyer or the Company. In reviewing the representations, warranties and covenants contained in the Purchase Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or conditions of Buyer, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Buyer and the Company publicly file.
Tender and Support Agreements
Concurrently with the execution of the Purchase Agreement, all members of the Company Boards as of that date as well as dievini Hopp BioTech holding GmbH & Co. KG (“dievini”) and certain of its affiliates entered into Tender and Support Agreements with Buyer. Subsequently, Kreditanstalt für Wiederaufbau (“KfW”) and Glaxo Group Limited entered into Tender and Support Agreements with Buyer. All such Tender and Support Agreements are referred to collectively herein as the “Tender and Support Agreements.” The summary of the material provisions of the Tender and Support Agreements contained in the section titled “The Tender and Support Agreements” of the Exchange Offer Prospectus is incorporated herein by reference. The foregoing description of the Tender and Support Agreements does not purport to be complete, and is qualified in its entirety by reference to the full text of the Tender and Support Agreements, a form of which are incorporated by reference and filed as Exhibit (d)(B) hereto.
Litigation
Buyer and its affiliate (the “Buyer Parties”), were parties to disputes with the Company and certain of its affiliates (the “Company Parties”), and GlaxoSmithKline Biologicals SA (“GSK”) involving intellectual property relating to Buyer’s and Pfizer Inc.’s (“Pfizer”) COVID-19 vaccines. We refer to the Buyer Parties, the Company Parties, GSK, and Pfizer collectively as the “Litigation Parties.” On August 7, 2025, the Litigation Parties entered into settlement arrangements to resolve the pending patent litigation among the Buyer Parties, the Company Parties, and Pfizer in the United States, and set a framework for resolving patent litigation and allegations of patent infringement among the Buyer Parties, the Company Parties, and Pfizer outside the United States (subject to the Closing).
Pursuant to the settlement arrangements, the pending patent litigation among the Buyer Parties, the Company Parties, and Pfizer in the United States, including all claims relating to the alleged infringement of Company patents against the Buyer Parties and Pfizer in the United States prior to January 1, 2025, was dismissed. To effectuate the dismissal, the Litigation Parties filed a Stipulation and Order with the United States District Court for the Eastern District of Virginia dismissing with prejudice the Company Parties’ action for patent infringement relating to certain Company patents (Civil Action No 2:23-cv-222). Additionally, Buyer was granted a non-exclusive license with a right to sublicense for the manufacture, use, sale, offer for sale in the United States, and importing into the United States of mRNA-based vaccines for the prevention, delay of onset, treatment, or amelioration in humans of SARS-COV-2 and/or influenza infections that Pfizer or Buyer develop, manufacture, and commercialize (the “Licensed Products”).
Pursuant to the settlement arrangements, Buyer agreed to pay (or cause to be paid) (i) $370 million to GSK within five days after the entry of the dismissal order and (ii) $370 million to the Company within five days of the earlier to occur of (a) the termination of the Purchase Agreement and (b) the Closing. Buyer will pay a one percent royalty on U.S. sales of Licensed Products to each of GSK and the Company beginning with effect as of January 1, 2025. Of the $370 million payable to GSK, $320 million will be in cash. The remainder is attributed to the value of an amendment to GSK’s existing agreement with the Company relating to mRNA influenza, COVID-19, and influenza/COVID-19 combination products, which includes certain reductions in royalties to be paid by GSK.
Additionally, upon and subject to the Closing, (i) the patent litigation between the Company and Buyer outside of the United States will be dismissed, and all claims released; (ii) Buyer will receive a non-exclusive license with a right to sublicense for the manufacture, use, sale, offer for sale, and importing of Licensed Products worldwide; and (iii) Buyer will pay $130 million to GSK within five days of the later to occur of (a) the entry of a withdrawal of actions by the Company against Buyer and (b) January 1, 2026. Buyer will pay a one percent royalty on sales of Licensed Products outside of the United States to each of GSK and the Company beginning with effect as of January 1, 2025. In addition, GSK’s existing agreement with the Company will be further amended to reduce certain milestones and royalties payable by GSK. The settlement arrangements do not impact GSK’s enforcement of its own patents against Pfizer and Buyer in the United States and in Europe.
Subject to the Closing, Pfizer has agreed to reimburse Buyer for $80 million and half of claimed royalties payable to GSK from January 1, 2025 onwards on sales of mRNA-based COVID-19 products.
Buyer’s agreement to the settlement arrangements does not in any way constitute an admission of liability with respect to the disputes covered thereby, which Buyer expressly denies, and the settlement arrangements shall not be taken as or construed to be an admission by Buyer as evidence supporting any such allegation, any matter of fact or law, any violation of law, or any other liability whatsoever.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION
(a)
Solicitation or Recommendation

At meetings of the Company Boards held on June 11, 2025, after due and careful discussion and consideration and consultation with the Company’s financial and legal advisors, the Company Boards duly, among other things, (i) determined that the Purchase Agreement and the Transactions are in the best interest of the Company and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approved and adopted the Purchase Agreement (including the execution, delivery and performance thereof) and approved the Transactions, and (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the Transactions and to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the matters put on the agenda of the EGM.
Accordingly, for the reasons described in more detail below, under “— Reasons for the Recommendation of the Company Boards” in this Item 4, the Company Boards unanimously recommend that the Company’s shareholders (i) accept the Offer and tender their Company Shares to Buyer pursuant to the Offer and (ii) approve the matters put on the agenda of the EGM.
(b)
Background of the Purchase Agreement; Reasons for the Recommendation of the Company Boards

Background of the Purchase Agreement
Overview
The following description summarizes key transaction-related contacts and events between the Company and Buyer (and their respective representatives and advisors) from the Company’s perspective.

The following description does not purport to catalogue every such transaction-related contact or event. For a discussion of Buyer’s key transaction-related contacts and events preceding the signing of the Purchase Agreement, please refer to Buyer’s Schedule TO and Exchange Offer Prospectus being mailed, together with this Schedule 14D-9, to holders of Company Shares.
Detailed Background
The Company Boards have periodically evaluated and considered a variety of financial and strategic opportunities in the process of executing the Company’s long-term strategy of furthering the interests of the Company and the sustainable success of its business, considering the interests of its shareholders, employees and other relevant stakeholders, including potential acquisitions, divestitures, joint ventures, business combinations and other similar strategic transactions.
In the ordinary course of the Company’s ongoing evaluation of business opportunities within the life sciences industry, Buyer and the Company have, from time to time, engaged in discussions regarding the possibility of a potential collaboration or a strategic transaction between Buyer and the Company.
Between February 11, 2025 and February 14, 2025, representatives of Buyer and the Company, including James Ryan (Chief Legal and Chief Business Officer) of Buyer and Thaminda Ramanayake (Chief Business Officer) and Marco Rau (General Counsel) of the Company, met via videoconference to discuss the ongoing litigation before the United States District Court for the Eastern District of Virginia between Buyer, a subsidiary of Buyer and Pfizer (as defendants), on the one hand, and certain of the Company’s subsidiaries (as plaintiffs), on the other hand, relating to claims of validity, infringement and damages in relation to certain U.S. patents held by certain of the Company’s subsidiaries. During these discussions on February 11, 2025, Mr. Ramanayake communicated the Company’ new management’s openness to finding a mutually aggregable solution, including, among other things, a potential strategic transaction between the two companies, which better fit the business objectives of both companies. On February 14, 2025, Mr. Ryan confirmed Buyer’s openness to consider any such proposal, and a willingness to meet in person to advance further discussions.
On February 24, 2025, a Supervisory Board meeting was held which granted approval to initiate negotiations for a settlement with Buyer and Pfizer. On the same day, a proposal for a circular resolution on the establishment of a settlement committee (the “Settlement Committee”) was sent to the Supervisory Board with the objective to install such Settlement Committee to oversee and facilitate settlement discussions led by Mr. Ramanayake, the Company’s lead negotiator, in light of such discussions progressing in a promising direction. Appointed to the Settlement Committee were Jean Stéphenne (Chairman of the Supervisory Board), Michael Brosnan (Chairman of the Audit Committee), Mathias Hothum (Supervisory Board Member), Alexander Zehnder (CEO), Mr. Ramanayake, Mr. Rau and Marcus Dalton (Head of IP). The Settlement Committee was further mandated to consider and approve other strategic transactions that could have a significant business, financial, or fiduciary impact on the Company, and to authorize the Management Board to, among other things, negotiate a litigation settlement with Buyer and Pfizer.
On February 25, 2025, the Settlement Committee was established and the Settlement Committee met for a first introductory call.
On February 26, 2025, representatives of Buyer and the Company, including Ugur Sahin (Chief Executive Officer) and Mr. Ryan of Buyer, and Mr. Zehnder, together with Messrs. Ramanayake and Rau of the Company, met in Mainz, Germany to discuss a new, collaborative perspective for both parties. In the course of these discussions, the representatives expressed a mutual interest in pursuing a potential strategic transaction. Later that same day, the Settlement Committee met and discussed the outcome of the meeting. Further, Messrs. Rau and Ramanayake conducted a videoconference with the Company’s U.S. and German legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), to review and assess the feasibility of the proposed transaction structure.
On February 27, 2025, at the request of the Company, Skadden contacted the Company’s Dutch counsel NautaDutilh N.V. (“Nauta”), to discuss the proposed transaction structure. On the same day, as well as on February 28, 2025, March 2, 2025, and March 3, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Brosnan, Hothum, Zehnder, Ramanayake, Rau and Dalton, met virtually to discuss a potential settlement of the U.S. litigation and the interest of Buyer in exploring a potential transaction beyond a potential U.S. settlement.
On March 1, 2025, Mr. Ramanayake, as representative of the Company, and Mr. Ryan, as a representative of Buyer, participated in a call to discuss a potential settlement of the U.S. litigation.
Between March 3, 2025, and March 6, 2025, representatives of Buyer and the Company, including Messrs. Ryan, Ramanayake, and Rau, met with representatives of GSK and Pfizer in Norfolk, VA to further discuss the ongoing litigation.
On March 4, 2025 and March 5, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Brosnan, Hothum, Zehnder, Ramanayake, Rau and Dalton, met virtually to discuss the meeting in Norfolk, VA and the possibility of a potential strategic transaction with Buyer.
On March 6, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Brosnan, Hothum, Zehnder and Rau met and discussed the ongoing conversations with the Buyer about a potential U.S. settlement as well as valuation and structuring relating to a potential transaction.
On March 12, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Brosnan, Hothum, Zehnder, Ramanayake and Rau, met and discussed the preparation of a meeting with representatives of Buyer on the following day.
On March 13, 2025, representatives of Buyer and the Company, including Helmut Jeggle (Chairman of the supervisory board of Buyer) and Mr. Ryan for Buyer and Messrs. Hothum, Zehnder, Ramanayake and Rau for the Company, met in Frankfurt am Main, Germany, to further discuss a potential strategic transaction between Buyer and the Company and potential transaction structures.
Between March 17, 2025, and March 24, 2025, representatives of Buyer and the Company, including Mr. Ryan for Buyer, and Messrs. Ramanayake and Rau for the Company, met to continue discussions of a potential strategic transaction. Covington & Burling LLP, U.S. legal counsel to Buyer (“Covington”), and Skadden, took part in certain of these meetings.
On March 18, 2025, representatives of the Supervisory Board, including Klaus Schollmeier, Craig A. Tooman, Debra Barker and Birgit Hofmann, Messrs. Stéphenne and Hothum, and, as guests, Mehdi Shahidi and Messrs. Zehnder, Rau and Ramanayake, met and Messrs. Ramanayake and Rau provided to the Supervisory Board a general overview of the potential strategic transaction between the Company and Buyer.
On March 21, 2025, Buyer delivered a preliminary non-binding indication of interest to the Company, which provided for a stock-for-stock acquisition of the Company based on an exchange ratio of between 0.0286 and 0.0263 BioNTech ADSs for each Company Share (the “Preliminary IoI”).
Between March 21, 2025 and April 7, 2025, representatives of Buyer and the Company, including Messrs. Sahin and Ryan of Buyer and Messrs. Zehnder and Ramanayake of the Company, discussed the Preliminary IoI. At Buyer’s request, the Company representatives provided certain additional information regarding the Company’s business, including upcoming anticipated milestones and information concerning the Company’s cash position.
On March 23, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Brosnan, Hothum, Zehnder, Ramanayake and Rau, met and discussed the ongoing negotiations with Buyer, including price discussions, and elaborated on potential strategies to achieve a higher Company valuation and an enhanced offer.
On March 26, 2025, the Company and Goldman Sachs entered into an engagement letter under which the Company engaged Goldman Sachs as its financial advisor for a potential transaction in connection with the possible sale of all or a portion of the Company.
On March 31, 2025 and on April 2, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Brosnan, Hothum, Zehnder, Ramanayake and Rau, met and discussed the possibility of a potential strategic transaction and ongoing negotiations with Buyer.

On April 7, 2025, Buyer submitted a revised non-binding indication of interest to the Company increasing the exchange ratio to 0.0476 BioNTech ADSs for each Company Share, representing a premium over the closing price per Company Share on April 3, 2025 ($2.84) (the “Reference Date”), of (i) 54%, when calculated using the closing price per BioNTech ADS on the Reference Date ($92.01) and (ii) 83%, when calculated using the volume-weighted average closing price per BioNTech ADS for the 60-trading day period prior to and including the Reference Date ($109.28).
Also on April 7, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Hothum, Brosnan, Zehnder, Rau and Ramanayake and representatives of Goldman Sachs and Skadden met virtually. Representatives of Goldman Sachs reviewed its preliminary financial analyses of the Company and proposed next steps.
On April 11, 2025, Buyer and the Company entered into a confidentiality agreement (the “Confidentiality Agreement”), which included customary non-disclosure and standstill provisions that provided Buyer and the Company the ability to make confidential proposals to one another and accommodated the exchange of confidential information between Buyer and the Company.
On April 15, 2025, Messrs. Ryan, Ramanayake and Rau met to outline the anticipated due diligence process and discuss a potential timeline for the transaction.
On April 17, 2025, the Company made available to certain Buyer employees and its advisors a virtual data room containing certain of the Company’s confidential diligence materials and thereafter Buyer continued engaging in business, financial, and legal due diligence.
On April 23, 2025, representatives of Buyer and the Company, including Messrs. Ryan for Buyer and Zehnder, Ramanayake and Rau for the Company, met in Frankfurt am Main, Germany, for a management presentation which provided an overview of the Company’s business and to further discuss a potential transaction between Buyer and the Company.
Also on April 23, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Zehnder, Ramanayake, Rau and Hothum, met and discussed the presentation the Company had provided to Buyer that same day, including feedback. The Settlement Committee also discussed due diligence strategy, and certain Buyer considerations related to employee planning matters.
Between April 24, 2025 and April 26, 2025, representatives and advisors of each company’s intellectual property and scientific teams met to discuss technology and research being conducted by the Company for the purpose of evaluating a potential transaction. In addition, representatives of Buyer and the Company held meetings to discuss other areas of the Company’s business, including with respect to finance, tax, business development, research, compliance, and analytics.
On April 27, 2025, representatives of Buyer, including Messrs. Sahin and Ryan, met with representatives of the Company, including Messrs. Zehnder, Ramanayake, and Rau, to tour the Company’s facility in Tübingen, Germany, for the purpose of evaluating a potential transaction.
On April 29, 2025 and April 30, 2025, representatives of Buyer and the Company met for due diligence sessions, including an expert session regarding intellectual property of the Company.
On April 30, 2025, Buyer and the Company established a heightened confidentiality protocol related to ongoing due diligence efforts in connection with the potential transaction. The heightened confidentiality protocol provides certain terms governing the treatment of highly confidential information delivered by the Company to Buyer in the course of the due diligence process.
On May 1, 2025, the Company and Skadden provided an initial draft of a Purchase Agreement to Buyer and Covington.
On May 4, 2025, Buyer and the Company signed a special confidentiality agreement (the “Special Confidentiality Agreement”), to supplement the previously signed Confidentiality Agreement. The Special Confidentiality Agreement provides additional terms for specified confidential information delivered by the Company to Buyer during the due diligence process.

Between May 8, 2025 and June 11, 2025, representatives of Buyer and the Company met in person and via videoconference to continue due diligence, including with respect to tax, IP and finance matters, and discuss transaction workstreams. In addition, during those dates, representatives and advisors of each company’s legal and tax teams held videoconferences to discuss the Purchase Agreement, including the exchange ratio and related collars, certain offer conditions, treatment of the Company’s equity awards, transaction bonuses for certain employees of the Company, the Post-Offer Reorganization, representations and warranties of Buyer and the Company, regulatory approvals, and Buyer’s termination rights, as well as the scope of the desired form of Tender and Support Agreements proposed by Buyer to be executed by members of the Company Boards and certain of the Company’s larger shareholders. During this period, numerous drafts of the Purchase Agreement, Tender and Support Agreements, the company disclosure letter and related transaction documents were exchanged and discussed between the parties and their advisors.
On May 12, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Zehnder, Hothum, Ramanayake, Rau and Dalton, met and discussed the progress of the negotiation of the Purchase Agreement and the next status update for the magistrate judge presiding over the litigation in the United States District Court for the Eastern District of Virginia. Also, present representatives of the Supervisory Board were provided with an update on the potential strategic transaction, indicating that due diligence was nearing completion, that the site visits were successful, that various deal risks were identified and being mitigated through negotiations, and seeking approval to move to the execution phase of the potential transaction.
On May 19, 2025, members of the Supervisory Board, including Messrs. Stéphenne, Schollmeier, Barker, Tooman, Brosnan, Hofmann, and Hothum, and members of the Management Board, including Myriam Mendila (Chief Scientific Officer), Malte Greune (Chief Operating Officer), Axel Malkomes (Chief Financial Officer) and Messrs. Zehnder and Ramanayake, and, as guests, Marijke Barner (Senior Director Corporate Development) and Mr. Rau and representatives of Goldman Sachs and Skadden met to discuss the transaction status and the due diligence workstreams.
On May 21, 2025, representatives of the Company’s compensation committee, including Messrs. Tooman, Hothum, Brosnan and Ms. Hofmann, and, as a guest, Mr. Stéphenne, met and the Company’s compensation committee resolved on the size and the allocation of certain transaction bonus.
On May 23, 2025, representatives of Buyer and the Company participated in a meeting with the German Federal Ministry for Economic Affairs and Energy to discuss the Federal German Government’s support of the transaction.
On May 26, 2025, the Company Boards amended the Settlement Committee charter and revised the composition of the Settlement Committee such that its members comprised, as of that date, only independent members of the Supervisory Board (i.e., Messrs. Stéphenne (Chairman), Schollmeier and Tooman), in order to secure independent oversight on the Transactions, make the internal decision-making processes more robust and to ensure decisions on behalf the Company relating to the Transactions are taken in the interest of the Company’s stakeholders as a whole.
On May 31, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Schollmeier, Tooman, and, as guests, Messrs. Zehnder, Rau, Ramanayake, and representatives of Skadden and Nauta, met to discuss the Transactions. Messrs. Ramanayake and Rau provided an overview of the transaction timeline and key elements of the Purchase Agreement. Representatives of Skadden and Nauta explained the legal process through Closing.
On June 2, 2025, representatives of the Supervisory Board, including Messrs. Stéphenne, Schollmeier, Tooman, Brosnan, Hothum and Mses. Barker and Hofmann, and representatives of the Management Board, including Messrs. Zehnder, Ramanayake, Malkomes, Greune and Ms. Mendila and, as guests, Mr. Rau, Ms. Barner and representatives of Goldman Sachs and Skadden met to discuss the Transactions. Messrs. Rau and Ramanayake provided an overview of the Transactions including (i) timeline, (ii) governance steps, (iii) pricing, and (iv) legal risks. Ms. Hofmann explained that the German government supported the Transactions and that transaction support negotiations were in the final stage. On the same day representatives of the Settlement Committee, including Messrs. Stéphenne, Schollmeier and Tooman, and, as guests, Messrs. Zehnder, Rau, Ramanayake and a representative of Skadden, met and discussed certain Transactions-related timeline aspects.

On June 4, 2025, representatives of Buyer and the Company, including Mr. Ramanayake and Matt Lane of Milestone Advisors LLC for the Company, Jonathan Falconer (Senior Director Legal), Douglas Maffei (Head of Investor Relations), Jasmina Alatovic (Vice President of Corporate Communications), Michael Horowicz (Director Investor Relations) and Nathalie Knappe (Director Investor Relations) for Buyer, and certain representatives of Goldman Sachs, met for purposes of discussing the Transactions.
On June 5, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Schollmeier, Tooman, and guests, Messrs. Zehnder and Rau, met and discussed a revised caps and collar proposal for the exchange ratio, representing the offer consideration.
On June 6, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Schollmeier, Tooman, and guests, Messrs. Zehnder, Ramanayake and Rau, met and continued to discuss the revised caps and collar proposal for the exchange ratio, representing the offer consideration.
On June 7, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Schollmeier, Tooman, and guests, Messrs. Zehnder, Ramanayake and Rau, met and discussed a revised exchange ratio mechanism. Representatives of Buyer then proposed that the exchange ratio would be determined at signing based on a fixed value collar structure, such that the total value of all outstanding shares of the Company would be set at $1.25 billion, calculated using Buyer’s closing share price on the signing date. Following this approach, the exchange ratio would be adjusted if the volume-weighted average share price per BioNTech ADS over the period of ten (10) consecutive trading days concluding with the market closing trade on Nasdaq on the fifth (5th) trading day immediately preceding the Expiration Time increased (resulting in fewer BioNTech ADSs being issued) or decreased (resulting in more BioNTech ADSs being issued). However, this adjustment would only apply within a specified range: if Buyer’s share price moved more than 20% above or below the closing share price on the signing date, the exchange ratio would become fixed at the upper or lower end of the collar, respectively, and would no longer be subject to further adjustment.
On June 10, 2025, representatives of the Company’s compensation committee, including Messrs. Tooman and Brosnan met and subsequently the Company’s compensation committee resolved on the treatment of certain compensation aspects for the Management Board in connection with the Transactions.
On June 11, 2025, representatives of the Settlement Committee, including Messrs. Stéphenne, Schollmeier and Tooman and, as guests, Mr. Rau and representatives of Goldman Sachs, Skadden and Nauta, met to discuss (i) the material terms of the Purchase Agreement, and (ii) the Transactions. At that same meeting of the Settlement Committee, Goldman Sachs rendered an oral opinion to the Settlement Committee that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ opinion, the Offer Consideration, together with the number of BioNTech ADS equal to the Offer Consideration to be received by each holder of New Topco A Shares pursuant to the Purchase Agreement (collectively, the “Consideration”), to be paid to the holders (other than the Buyer and its affiliate) of the Company Shares pursuant to the Purchase Agreement was fair from a financial point of view to such holders, and the Settlement Committee unanimously resolved to recommend to the Company Boards to adopt and approve, as applicable, the following resolutions: (i) to determine that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the Transactions are in the best interests of the Company and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders; (ii) to approve and adopt the Purchase Agreement (including the execution, delivery and performance thereof) and to approve the Transactions; and (iii) on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer, to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the EGM Proposals (as defined below). Immediately following this meeting, the Company Boards, together with representatives of Goldman Sachs, Skadden, and Nauta, met to discuss (i) the Purchase Agreement, (ii) the Transactions, (iii) the responsibilities of the Company Boards, and (iv) the recommendations of the Settlement Committee. At this meeting, Goldman Sachs rendered an oral opinion to the Company Boards (confirmed by delivery of a written opinion addressed to the Company Boards dated June 12, 2025) to the effect that, as the date of the opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ opinion, the Consideration to be paid to the holders (other than the Buyer and its affiliates) of Company Shares pursuant to the Purchase Agreement was fair from a financial point of view to such holders, as more fully described below in “(d) Opinion of the Company’s Financial Advisor — Goldman Sachs Bank Europe SE,” and after due consideration and discussion of the foregoing, including consideration of the form of the Purchase Agreement, the recommendation of the Settlement Committee and Goldman Sachs’ fairness opinion, resolved to adopt and approve, respectively, the resolutions recommended by the Settlement Committee.
On June 12, 2025, Buyer and the Company entered into the Purchase Agreement. Prior to opening of the markets in the United States on June 12, 2025, Buyer and the Company jointly announced the execution of the Purchase Agreement.
Reasons for the Recommendation of the Company Boards
In evaluating the Purchase Agreement and the Transactions, including the Offer, the Company Boards consulted regularly with senior management of the Company, as well as with representatives of Nauta, Skadden and Goldman Sachs.
In the course of (i) determining that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement, the Offer and the other Transactions (including the Post-Offer Reorganization) are in the best interest of the Company and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approving the terms and conditions of the Purchase Agreement, the Offer and the other Transactions and the execution, delivery and performance of the Company’s obligations under the Purchase Agreement, and (iii) resolving, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other Transactions and recommending acceptance of the Offer by the shareholders of the Company and recommending approval and adoption at the EGM of the EGM Proposals (as defined below), the Company Boards considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the Company Boards, supported such determinations, in addition to the factors mentioned above in “Background of the Offer” in this Item 4(b).
Consideration Being Offered
The Company Boards considered certain factors concerning the adequacy of the Offer Consideration, including, among other things, in no particular order of importance:
Premium to Market Price.   The Company Boards considered:
•
The relationship of the Offer Consideration to the historical market prices of the Company Shares, including that the Offer Consideration represented a premium of approximately 34% over the $4.07 closing price per Company Share on June 11, 2025, the last full trading day before the public announcement that the Company and Buyer had entered into the Purchase Agreement, an approximately 55% premium over the volume weighted average closing price of $3.52 per Company Share over the three month-trading period ending June 11, 2025 and a premium of 111% based on the closing price of $2.59 per Company Share on April 7, 2025, the date of the non-binding indication of interest submitted by Buyer;

•
The Company Boards’ belief, after consultation with the Company’s management and advisors, that the Offer Consideration, secured by a fixed-value collar mechanism, was more favorable to the Company’s shareholders than the potential value that would reasonably be expected to result from other alternatives reasonably available to the Company, including the continued operation of the Company on a stand-alone basis;

•
The Company Boards’ belief that (i) based on negotiations with Buyer, it had obtained Buyer’s best offer and that, as of the date of the Purchase Agreement, the Offer Consideration represented the highest price per Company Share considered reasonably obtainable; and (ii) Buyer’s offer represented the highest and best possible Company valuation available; and

•
The Company Boards’ belief that the fixed-value collar mitigated the risk posed by general volatility of the capital markets.

Stock Consideration.   The Company Boards considered the fact that 100% of the Consideration to be paid in the transaction will be payable in BioNTech ADSs (other than cash in lieu of fractional BioNTech ADSs) at a premium value for the Company set at $1.25 billion, provided that, if the BioNTech ADS VWAP is greater than or equal to $126.55, the Exchange Offer Ratio would be fixed at 0.04318, and if the BioNTech ADS VWAP is less than or equal to $84.37, the Exchange Offer Ratio would be fixed at 0.06476. This provides Company shareholders with certainty of value within the range of the collar if the BioNTech ADS VWAP is between (and including) $84.37 and $126.55 (because within such range the fixed-value collar mitigates the risk posed by volatility of the BioNTech ADSs). Outside the range of the collar, the Company’s shareholders participate in the upside of BioNTech’s potential future growth, or its downside, as the case may be.
Company’s Operating and Financial Conditions and Prospects.   The Company Boards are familiar with the current and historical financial condition and the results of operations of the Company, as well as the prospects and strategic objectives of the Company. The Company Boards believe, on the basis of this familiarity, that the Consideration to be received by the Company’s shareholders in the Transactions fairly reflects the Company’s intrinsic value, including its potential for future growth.
Potential Strategic Alternatives.   The Company Boards, with the assistance of the Company’s management, considered potential strategic alternatives and determined that the Offer is, on balance, the most favorable reasonably available outcome for the Company, taking into account the interests of its shareholders, employees and other stakeholders.
Goldman Sachs’ Financial Analysis and Fairness Opinion.   The financial analyses of Goldman Sachs as well as the opinion of Goldman Sachs to the effect that, as of June 12, 2025, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ opinion, the Consideration to be paid to the holders (other than the Buyer and its affiliates) of Company Shares pursuant to the Purchase Agreement was fair from a financial point of view to such holders, as more fully described below in “(d) Opinion of the Company’s Financial Advisor — Goldman Sachs Bank Europe SE.”
Business Considerations
The Company Boards considered certain business factors, including, among other things:
Business Outlook and Prospects:   The Company Boards are familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. The Company Boards also considered the prospective risks to the Company, as a stand-alone entity, including, but not limited to, the financial condition and prospects of the Company and the execution risk associated with management’s plan for the Company.
Reputation of Buyer:   The Company Boards considered that Buyer is a multinational biopharmaceutical company that has a tradition of innovation developed over many years. The Company Boards considered the business reputation, capabilities and financial wherewithal of Buyer, and the ability of Buyer to complete the Offer and the Transactions.
The Company Boards also considered a number of other factors, including, among other things:
Likelihood of Consummation.   The Company Boards considered the nature of the closing conditions to the Offer included in the Purchase Agreement, as well as the likelihood of satisfaction of all conditions to the completion of the proposed Transactions. The Company Boards considered that the Offer would likely be consummated, based on, among other things:
•
the size and scale of Buyer and its history of successfully closing acquisitions;

•
the likelihood that the Transactions would be approved by the requisite regulatory authorities; and

•
the expected ability of the Company to satisfy the conditions to the Offer.

Time of Completion.   The Company Boards considered the anticipated timing of the consummation of the Transactions, and the structure of the Offer as an exchange offer for Company Shares, which, subject to the satisfaction or waiver of the applicable conditions to the Offer as set forth in the Purchase Agreement, should provide Company shareholders with an opportunity to receive the consideration for their Company Shares in a reasonable timeframe. Following Closing, if (i) the Post-Offer Reorganization Resolutions are adopted, (ii) the Tender Threshold (as defined below) has been achieved and (iii) all other conditions of the

Offer have been satisfied or waived, then, as promptly as practicable following the closing of the Subsequent Offering Period, the Company will effectuate, if permissible under applicable law, the Post-Offer Reorganization.
Minimum Condition; Terms of the Offer.   The Company Boards also considered the other terms of the Offer, including the fact that the Offer is subject to the Minimum Condition and the fact that Buyer may not, without the consent of the Company, (i) waive or change the Minimum Condition (except as provided in the Purchase Agreement), (ii) decrease the Offer Consideration, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the maximum number of Company Shares sought to be purchased in the Offer, (v) extend or otherwise change the Expiration Time (except as provided in the Purchase Agreement), (vi) impose additional conditions to the Offer or (vii) otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse, or reasonably likely to be adverse to the Company’s shareholders. The Company Boards also considered that: (a) if all conditions to the Offer have been satisfied or waived, as applicable, other than the Minimum Condition and (b) Buyer has extended the offer on four or more occasions in consecutive periods of ten business days each, then Buyer may in its sole discretion reduce the threshold percentage for purposes of the Minimum Condition (the “Tender Threshold”) from 80% to 75% for purposes of consummating the Closing and the Post-Offer Reorganization, which has the effect of increasing the certainty of completing the Offer.
Tender and Support Agreements.   The Company Boards considered the fact that certain supporting shareholders have entered into Tender and Support Agreements with Buyer pursuant to which they (i) are obligated to tender their Company Shares into the Offer, (ii) committed to vote their respective Company Shares in favor of all resolutions proposed for adoption by the Company shareholders in accordance with the Offer’s terms at the EGM, (iii) agreed not to vote in favor of an alternative acquisition proposal from any third party and (iv) agreed not to solicit competing proposals or transfer any of their Company Shares without the prior written consent of Buyer (subject to certain permitted exceptions).
Purchase Agreement Considerations
Other Terms of the Purchase Agreement.   The Company Boards considered the other terms and conditions of the Purchase Agreement, including, among other things, the parties’ representations, warranties and covenants, and the parties’ ability to terminate the Purchase Agreement. In addition, the Company Boards considered:
•
the provisions in the Purchase Agreement that provide that the following, among other events, facts and conditions, are generally excluded from the determination of whether a “Company Material Adverse Effect” has occurred (subject to certain specified exceptions):

(i)
the execution and delivery of the Purchase Agreement or the announcement or pendency of the Transactions, including any disruption in supplier, distributor, customer, partner, licensing or similar relationships or any loss of employees;

(ii)
actions expressly required to be taken pursuant to the Purchase Agreement or at the express written direction of Buyer;

(iii)
changes after the date of the Purchase Agreement in applicable law (or the enforcement or interpretation thereof), tariffs issued by any governmental authority after the date of the Purchase Agreement, changes after the date of the Purchase Agreement in IFRS or other applicable accounting standards (or the interpretation thereof), and changes after the date of the Purchase Agreement in stock exchange rules or listing standards (or the enforcement or interpretation thereof);

(iv)
changes in the industries in which Company and its subsidiaries operate;

(v)
changes in any financial, debt or securities markets, and any changes in the price of any security or market index; and

(vi)
any ongoing litigation between the Company and Buyer, including any potential dismissal or mutually agreed settlement thereof;

•
that the Company will carry on its business in the ordinary course consistent with past practices and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Buyer, and that these covenants may limit the ability of the Company to pursue business opportunities that it would otherwise pursue;

•
the Tender Threshold being achieved being a pre-requisite for consummating the Transactions;

•
the requirement that Buyer provide for a Subsequent Offering Period of not less than ten (10) business days following the Acceptance Time;

•
the importance of the Subsequent Offering Period in that it would allow non-tendering shareholders, who (based on their personal circumstances) may be subject to a different and potentially adverse tax treatment (including a different withholding tax treatment for Dutch dividend withholding tax purposes) on the consideration received in respect of their Company Shares canceled in connection with the Post-Offer Reorganization (as compared to the Offer), an opportunity to tender their Company Shares during the Subsequent Offering Period and avoid such potential adverse tax treatment (including adverse Dutch dividend withholding tax treatment);

•
that, upon the effectiveness of the Cancellation, the Cancellation consideration, without interest and subject to any required tax withholding, including Dutch dividend withholding taxes, distributable to non-tendering Company shareholders would be distributed without Company shareholders having to await the outcome of statutory buy-out proceedings or to collect such proceeds from the Dutch consignment office following such buy-out proceedings; and

•
the Company’s ability, subject to the limitations and conditions in the Purchase Agreement, to seek specific performance of Buyer’s obligations under the Purchase Agreement and applicable law, including Buyer’s obligations to consummate the Offer.

Negotiation of Purchase Agreement.   The Company Boards’ view is that the Purchase Agreement and related transaction documents are the product of arm’s length negotiations and contain customary terms and conditions.
Ability to Respond to Unsolicited Acquisition Proposals.   The Company Boards considered their ability, at any time prior to the Expiration Time, in certain circumstances to make an Adverse Recommendation Change (as defined below), or terminate the Purchase Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Purchase Agreement), to the extent that the failure to do so would be inconsistent with the Company directors’ fiduciary duties under the laws of the Netherlands and subject to certain other limitations in the Purchase Agreement and payment to Buyer of termination compensation of $43,750,000 in cash under certain circumstances.
The Company Boards also considered a number of uncertain risks or negative factors in their deliberations concerning the Purchase Agreement and the Transactions, including, among others:
Failure to Close.   The Company Boards considered that the conditions to Buyer’s obligation to accept for payment and pay for the Company Shares tendered pursuant to the Offer and to consummate the Transactions are subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Boards also considered the fact that, if the Offer is not completed, the Company’s directors and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Offer, and the Company will have incurred significant transaction costs attempting to consummate the Offer. The Company Board also considered the fact that, if the proposed Transactions are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, business partners, collaboration partners and employees and that the trading price of the Company Shares could be adversely affected.
Effect of Announcement.   The Company Boards considered the effect of the public announcement of the Transactions on the Company’s operations, share price, employees, customers and suppliers as well as its ability to attract and retain key personnel while the Transactions are pending and the possibility of any suit, action or proceeding in respect of the Purchase Agreement or the Transactions.

Termination Compensation and Expense Reimbursement.   The Company Boards considered (i) the termination compensation of $43,750,000 that may become payable by the Company pursuant to the Purchase Agreement under certain circumstances, including if the Company terminates the Purchase Agreement to accept a Superior Proposal, and the risk that the amount of the termination compensation payable by the Company could discourage potential alternative acquisition proposals and (ii) the obligation of Buyer to pay, under certain circumstances, the Buyer Termination Compensation (as defined in the Purchase Agreement) of $62,500,000 to the Company pursuant to the Purchase Agreement.
Interests of Company’s Board Members.   The Company Boards considered that the financial interests of the Company’s executive officers and members of the Company Boards may be different from or in addition to those of other shareholders, and considered whether a potential conflict of interest existed in relation to any of the members of the Company Boards, believing that this was not the case. Moreover, to make the internal decision-making processes more robust and to keep potentially diverging interests carefully separated, the Company Boards amended the Settlement Committee charter and revised the composition of the Settlement Committee such that its members comprised, as of that date, only independent members of the Supervisory Board.
Tax Treatment.   The Company Boards considered that (i) the receipt of the Offer Consideration by U.S. holders of Company Shares in the Offer will generally be a tax-free transaction for such holders for U.S. federal income tax purposes, (ii) the exchange of Company Shares for BioNTech ADSs could be subject to German income tax and withholding tax for German tax resident Company shareholders, (iii) the receipt of cash in lieu of fractional BioNTech ADSs would generally be subject to German income tax and withholding tax for German tax resident Company shareholders and U.S. withholding tax for non-German tax resident Company shareholders and (iv) the Cancellation consideration will be subject to Dutch dividend withholding tax if and to the extent that the Cancellation consideration exceeds the average paid-in capital as recognized for Dutch dividend withholding tax purposes of the relevant cancelled New Topco A shares at the time of the Cancellation. The Company Boards also considered other taxes, if any, that may be imposed on the Company’s shareholders in respect of proceeds received by non-tendering Company shareholders.
Transaction Costs.   The Company Boards considered the fact that the Company has and will continue to incur significant transaction costs and expenses in connection with the proposed Transactions, regardless of whether or not such Transactions are consummated.
Stakeholder Considerations
The Company Boards considered certain stakeholder considerations, including:
•
Position of Buyer.   The Company Boards considered that Buyer’s extensive and deep relationships in the industry will enable significant business enhancements and growth opportunities and an improved ability to serve the interests of the Company’s existing and potential customers. The Company Boards also considered that Buyer would bring opportunities for certain of the Company’s employees and suppliers.

•
Company Board Composition.   The Company Boards considered the provisions of the Purchase Agreement that require at least two (2) Independent Supervisory Board Members, selected by the Company and Buyer by mutual written agreement (if and to the extent they shall agree to continue to serve on the Supervisory Board after the Closing) to remain on the Supervisory Board after the Closing until the earliest to occur of (i) such time after the Acceptance Time as Buyer and its affiliates, in the aggregate, own 100% of the outstanding shares and (ii) the Legal Downstream Merger having become effective. To protect certain interests of the holders of Company Shares that are not tendered pursuant to the Offer or during the Subsequent Offering Period, the affirmative vote of the Independent Supervisory Board Members will be required for approving (a) any restructuring that would reasonably be expected to lead to a dilution of the shareholdings of the non-tendering Company shareholders, other than (1) pursuant to a rights issue by the Company or any other share issue where the non-tendering Company shareholders have been offered an opportunity to subscribe pro rata in accordance with their then existing shareholding in the Company (voorkeursrecht) or (2) the Post-Offer Reorganization, and (b) any action of the Company that would result in unequal treatment of non-tendering Company shareholders (for the avoidance of doubt, excluding Buyer and their respective affiliates) relative to Buyer and their respective affiliates holding Company Shares that (1) prejudices or (2) would reasonably be expected to prejudice or negatively affect the value of the Company Shares or voting rights attached to the Company Shares held by the non-tendering Company shareholders, but in any event not including the Post-Offer Reorganization.
The discussion of the foregoing factors considered by the Company Boards is intended to be a summary, and is not intended to be exhaustive. In light of the variety of factors and the quality and amount of information considered, the Company Boards did not find it practicable to and did not make specific assessments of, quantify or assign relative weights to the specific factors considered in (i) making the determination that on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the Transactions are in the best interests of the Company and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approving the Offer, the Purchase Agreement (including the execution, delivery and performance of the Purchase Agreement) and the Transactions or (iii) determining, subject to the terms and conditions set forth in the Purchase Agreement, to support the Offer and the Transactions and recommending acceptance of the Offer by the shareholders of the Company and recommending approval and adoption at the EGM of each of the voting items that will be put on the agenda of the EGM (the “EGM Proposals”). Rather, the Company Boards made their determination based on the totality of all factors taken together. In considering the factors discussed above, individual directors may have given different weights to different factors.
Transaction Risks
The pendency of the Offer and the Transactions could have an adverse effect on the Company’s business
Uncertainty about the effect of the proposed Offer pursuant to the Purchase Agreement on the Company’s employees, suppliers, customers and business partners may have an adverse effect on the Company’s business and operations that may be material to it. The Company’s employees may experience uncertainty about their roles following the proposed Transactions. There is no assurance that the Company will be able to attract and retain key talent, including senior leaders, to the same extent that it has previously been able to attract and retain employees. Any loss or distraction of such employees could have a material adverse effect on the Company’s business and operations. In addition, the Company has diverted, and will continue to divert, significant management resources towards the completion of the Transactions, which could materially adversely affect the Company’s business and operations.
While the proposed Transactions are pending, the Company’s collaborators and licensing partners may delay or defer certain business decisions with respect to the Company, or seek to change or renegotiate their relationships with it, as a result of the Transactions. Such parties may also experience uncertainty associated with the Transactions that may affect current or future business relationships with the Company. Uncertainty may cause such parties to be more cautious in their arrangements with the Company, and such parties may seek to change existing business relationships. Any such effects could result in an adverse effect on the Company’s business, operations and financial condition in a way that may be material to the Company, regardless of whether the Transactions are completed.
Pursuant to the terms of the Purchase Agreement, the Company is subject to certain restrictions on the conduct of its business, including the ability in certain cases to enter into contracts, acquire or dispose of assets, license its intellectual property rights, to commence clinical studies, enter into new lines of business, incur indebtedness or incur capital expenditures, until the Transactions become effective or the Purchase Agreement is terminated. These restrictions may prevent the Company from taking actions with respect to its business that the Company may consider advantageous and result in its inability to respond effectively to competitive pressures and industry developments, and may otherwise harm the Company’s business and operations.
The failure to complete the Transactions could adversely affect the Company’s business and financial condition
Completion of the Transactions is subject to several conditions beyond the Company’s control that may prevent, delay or otherwise adversely affect its completion in a material way, including participation in the Offer of at least 80% of the Company’s shareholders and approval by regulatory authorities. In addition, either the Company or Buyer may terminate the Purchase Agreement under certain circumstances, including if the Transactions are not completed by the end date determined pursuant to the Purchase Agreement.
If the Transactions or a similar transaction are not completed, the share price of the Company Shares may drop to the extent that the current market price of the Company Shares reflects an assumption that such a transaction will be completed. In addition, under certain circumstances specified in the Purchase Agreement, the Company may be required to pay a termination fee of $43,750,000 in the event the Transactions are not consummated. Further, a failure to complete the Transactions may result in negative publicity and a negative impression of the Company in the investment community. Any disruption to the Company’s business resulting from the announcement and pendency of the Transactions and from intensifying competition from the Company’s competitors, including any adverse changes in the Company’s relationships with its collaborators and licensing partners, could continue or accelerate in the event of a failure to complete the Transactions. In addition, even if the Company fails to complete the Transactions, the Company will still incur certain significant costs associated with the Transactions, primarily consisting of legal fees, accounting fees, financial advisory fees, financial printing and other related costs. There can be no assurance that the Company’s business, key relationships or financial condition will not be adversely affected, as compared to the condition prior to the announcement of the Transactions, if the Transactions are not consummated.
The Purchase Agreement contains provisions that could discourage a potential competing acquirer of the Company or could result in a competing proposal being at a lower price than it might otherwise be
The Purchase Agreement contains provisions that, subject to limited exceptions necessary to comply with the duties of the Company Boards, restrict the Company’s ability to solicit or initiate discussions with any third party regarding alternative acquisition proposals, participate in any discussions or negotiations with any third party regarding such proposals, or enter into instruments with respect to such proposals. Subject to certain exceptions, the Company Boards are not permitted to (i) withhold, withdraw, qualify, amend, or modify in a manner adverse to Buyer its recommendation to the Company’s shareholders to accept the Offer and approve and adopt the Required Resolutions, (ii) recommend, adopt, or approve any alternative acquisition proposal, (iii) publicly make any recommendation in connection with an alternative acquisition proposal other than a recommendation against such proposal, (iv) fail to publicly and without qualification recommend against any alternative acquisition proposal or fail to reaffirm the Company Board’s recommendation within certain specified time periods, or (v) publicly propose to do any of the foregoing (any such action in this paragraph, an “Adverse Recommendation Change”).
Solely in response to a Superior Proposal received by the Company Boards, which must be (i) on balance more favorable to the Company and the sustainable success of the Company’s business, taking into account the interests of its shareholders, employees, and other stakeholders, than the Transactions; and (ii) reasonably likely to be consummated, the Company Boards may at any time prior to the Expiration Time and, so long as they have not breached their obligation not to solicit an alternative acquisition proposal, make an Adverse Recommendation Change, or terminate the Purchase Agreement and enter into an alternative acquisition agreement (as defined in the Purchase Agreement) with respect to a Superior Proposal if, (a) the Company has provided to Buyer four (4) business days’ prior written notice of the existence of and material terms and conditions of the Superior Proposal, including the consideration offered and the identity of the third party making such proposal; (b) the Company has engaged in good faith negotiations with Buyer to amend the Purchase Agreement such that the alternative acquisition proposal no longer constitutes a Superior Proposal; and (c) the Company Boards have determined that, in light of such Superior Proposal and taking into account any revised terms proposed by Buyer, that the failure to effectuate an Adverse Recommendation Change and/or terminate the Purchase Agreement would be inconsistent with the directors’ fiduciary duties under the laws of the Netherlands.
These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of the Company from considering or proposing such an acquisition, even if the potential competing acquirer was prepared to pay consideration with a higher per share value than the value proposed to be received or realized in the Transactions, or might result in a potential competing acquirer proposing to pay a lower per share value than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the Purchase Agreement.
The Company may receive certain shareholder demand letters, and the Company may become the target of lawsuits that could result in substantial costs and may delay or prevent the Transactions from being consummated
The Company may receive certain shareholder demand letters, and the Company may become the target of lawsuits that could result in substantial costs and may delay or prevent the Transactions from being consummated. Defending against such claims could result in substantial costs and divert management time and resources, even if the lawsuits are without merit. An adverse judgment could result in monetary damages, which could have a negative impact on the Company’s business, results of operations and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Transactions, the injunction may delay or prevent the Transactions from being completed, which may adversely affect the Company’s business, results of operations and financial condition. No assurances can be given that lawsuits will not be filed that may make claims, such as breach of fiduciary duties by the Company’s officers and/or directors, which would subject the Company to such risks.
(c)
Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, all of the Management Board Members and Supervisory Board Members currently intend to tender, or cause to be tendered, all Company Shares held of record or beneficially owned by such person or entity pursuant to the Offer.
(d)
Opinion of the Company’s Financial Advisor — Goldman Sachs Bank Europe SE

Goldman Sachs rendered its opinion to the Management Board and the Supervisory Board that, as of June 12, 2025, and based upon and subject to the factors and assumptions set forth therein, the Consideration to be paid to the holders (other than Buyer and its affiliates) of Company Shares pursuant to the Purchase Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated June 12, 2025, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Management Board and the Supervisory Board in connection with their consideration of the Transactions. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer or how any holder of Company Shares should vote with respect to the Post-Offer Reorganization or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•
the Purchase Agreement;

•
annual reports to shareholders and Annual Reports on Form 20-F of the Company and Buyer for the five fiscal years ended December 31, 2024;

•
certain interim reports to shareholders of the Company and Buyer;

•
certain other communications from the Company to its shareholders;

•
certain publicly available research analyst reports for the Company; and

•
certain internal financial analyses and forecasts for the Company and certain forecasts related to the expected utilization by the Company of certain net operating loss carryforwards and tax credits, in each case, as prepared by the management of the Company and approved for Goldman Sachs’ use by the Company, which are referred to as the Company Projections.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company; reviewed the reported price and trading activity for the Company Shares and BioNTech ADSs; compared certain financial and stock market information for the Company and Buyer with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering its opinion, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company’s consent that the Company Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Management Board and the Supervisory Board. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any intellectual property or any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Buyer or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. With regard to intellectual property, Goldman Sachs in particular did not make an independent evaluation or appraisal of the related pending patent litigations between Buyer and the Company, especially their expected outcome and proceeds, or of the impact the Transactions might have on such litigations, and Goldman Sachs was not furnished with any such evaluation or appraisal. The opinion of Goldman Sachs is not, and should not be construed to be, an expert’s report or a valuation opinion of the type rendered by qualified auditors or independent experts under the requirements of the laws of the Netherlands or any other applicable laws. An opinion of fairness from a financial point of view differs in a number of important respects from such a valuation opinion performed by qualified auditors and experts and from accounting valuations generally.
Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or Buyer or on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Purchase Agreement without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. At the Company’s direction, for the purposes of its analysis and its opinion, Goldman Sachs assumed that the Post-Offer Reorganization will be consummated on the terms set forth in the Purchase Agreement reasonably promptly following the consummation of the Offer, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the Consideration to be paid to the holders (other than Buyer and its affiliates) of Company Shares pursuant to the Purchase Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Purchase Agreement, the Tender and Support Agreements or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Purchase Agreement or the Tender and Support Agreements or entered into or amended in connection with the Transactions, including, the Post-Offer Reorganization, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, equity award holders, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid pursuant to the Purchase Agreement, or otherwise. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which BioNTech ADSs or the Company Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Buyer or the Transactions, or as to the impact of the Transactions on the solvency or viability of the Company or Buyer or the ability of the Company or Buyer to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Management Board and the Supervisory Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Goldman Sachs calculated the Consideration of $5.4641 per Company Share by assuming the closing price per BioNTech ADS of $105.46 on June 11, 2025, as the BioNTech ADS VWAP for purposes of the Exchange Offer Ratio pursuant to the Purchase Agreement. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 11, 2025, the last trading day before the public announcement of the Transactions, and is not necessarily indicative of current market conditions.
Historical Stock Trading Analysis.   Goldman Sachs analyzed the Consideration to be paid to holders of Company Shares pursuant to the Purchase Agreement in relation to the closing price per Company Share on June 11, 2025, the volume weighted average share price (the “VWAP”) per Company Share for the preceding 30-day, 60-day and three month-trading periods ending June 11, 2025, the 52-week high and low market prices per Company Share as of June 11, 2025, the broker median target price as of June 11, 2025, and the closing price per Company Share on the date of the non-binding indication of interest submitted by Buyer of April 7, 2025.
This analysis indicated that the Consideration represented:
•
a premium of 34.3% based on the closing price of $4.07 per Company Share on June 11, 2025;

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a premium of 34.6% based on the VWAP of $4.06 per Company Share for the preceding 30 trading day period ending June 11, 2025;

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a premium of 54.4% based on the VWAP of $3.54 per Company Share for the preceding 60 trading day period ending June 11, 2025;

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a premium of 55.2% based on the VWAP of $3.52 per Company Share for the preceding three month-trading period ending June 11, 2025;

•
a discount of 21.9% based on the broker median target price of $7.00 per Company Share as of June 11, 2025;

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a premium of 16.3% based on the highest price of $4.70 per Company Share for the 52-week period ending June 11, 2025;

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a premium of 119.4% based on the lowest price of $2.49 per Company Share for the 52-week period ending June 11, 2025; and

•
a premium of 111.0% based on the closing price of $2.59 per Company Share on the date of the non-binding indication of interest submitted by Buyer of April 7, 2025.

Illustrative Discounted Cash Flow Analysis.   Using the Company Projections, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company to derive a range of illustrative present values per Company Share. Using the mid-year convention for discounting cash flows and discount rates ranging from 15.0% to 19.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2025 (i) estimates of unlevered free cash flow for the Company for the last three quarters of the fiscal year 2025 and the fiscal years 2026 through 2050 as reflected in the Company Projections and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from (4.0)% to 0.0%, to a terminal year estimate of the unlevered free cash flow to be generated by the Company, as reflected in the Company Projections. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Company Projections. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the Company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the Company, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the Company the amount of the Company’s debt and added the amount of the Company’s cash, in each case, as provided by and approved for Goldman Sachs’ use by the management of the Company, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of the Company, as provided by and approved for Goldman Sachs’ use by the management of the Company, using the treasury stock method, to derive a range of illustrative present values per share ranging from $3.46 to $4.98.
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Buyer or the contemplated transaction.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Management Board and the Supervisory Board as to the fairness, from a financial point of view, to the holders (other than Buyer and its affiliates) of Company Shares, as of the date of the opinion, of the Consideration to be paid to such holders pursuant to the Purchase Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Buyer, Goldman Sachs, or any other person assumes responsibility if future results are materially different from those forecasts.
The Consideration was determined through arm’s-length negotiations between the Company and the Buyer and was approved by the Management Board and the Supervisory Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company, the Management Board or the Supervisory Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.
As described above, Goldman Sachs’ opinion to the Management Board and the Supervisory Board was one of many factors taken into consideration by the Management Board and the Supervisory Board in making their determination to approve the Transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.
Goldman Sachs and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Buyer, any of their respective affiliates and third parties, including dievini and KfW, each a significant shareholder of the Company, as well as AT Impf GmbH (“AT”) and Medine GmbH (“Medine”), each a significant shareholder of Buyer, and any of their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the Transactions. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transactions. During the two-year period ended June 12, 2025, Goldman Sachs Investment Banking has not been engaged by the Company or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. During the two-year period ended June 12, 2025, Goldman Sachs Investment Banking has not been engaged by Buyer or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. During the two-year period ended June 12, 2025, Goldman Sachs Investment Banking has not been engaged by dievini or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs has provided certain financial advisory and/or underwriting services to KfW and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner to KfW with respect to the issuance of a 3.125% bond due October 2028 in August 2023; as bookrunner to KfW with respect to the issuance of a 2.375% bond due August 2027 and a 2.625% bond due January 2034 in January 2024; as bookrunner to KfW with respect to the issuance of a 2.625% bond due April 2029 in March 2024; as sole bookrunner to KfW with respect to the issuance of a zero-coupon bond due December 2027 in May 2024; as bookrunner to KfW with respect to the issuance of a 2.5% bond due October 2031 in October 2024; as bookrunner to KfW with respect to the issuance of a 2.375% bond due April 2028 and a 2.75% bond due January 2035 in January 2025; and as bookrunner to KfW with respect to the issuance of a 2.375% bond due April 2028 in April 2025. During the two-year period ended June 12, 2025, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to KfW of approximately $9.8 million. Goldman Sachs may have also provided certain financial advisory and/or underwriting services to the Government of Germany, the parent of KfW, and/or its agencies and instrumentalities, and their respective affiliates from time to time for which Goldman Sachs Investment Banking may receive compensation. During the two-year period ended June 12, 2025, Goldman Sachs Investment Banking has not been engaged by AT or its affiliates and portfolio companies (which may include companies that are not controlled by AT) to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. During the two-year period ended June 12, 2025, Goldman Sachs Investment Banking has not been engaged by Medine or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Buyer, dievini, KfW, the Government of Germany, and/or its agencies and instrumentalities, AT, Medine and their respective affiliates and, as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. Affiliates of Goldman Sachs also may have co-invested with AT and its affiliates from time to time and may do so in the future.
The Management Board and the Supervisory Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated March 26, 2025, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between the Company and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of the announcement, at approximately $19.65 million, $1 million of which became payable at the time Goldman Sachs delivered the results of its opinion study and the remainder of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Information pertaining to the retention of Goldman Sachs in “The Solicitation or Recommendation —  Opinion of the Company’s Financial Advisor — Goldman Sachs Bank Europe SE” in Item 4 is incorporated herein by reference.
The Company has retained Morrow Sodali S.p.A. German Branch to assist with the solicitation of proxies for the EGM for a fee of approximately EUR 165,000, plus reimbursement for out-of-pocket expenses. All expenses of solicitation of proxies will be borne by the Company.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than in the ordinary course of business in connection with the Company’s equity plan, no transactions with respect to Company Shares have been effected by the Company or, to its knowledge after making reasonable inquiry, by any of the members of the Company Boards or the Company’s executive officers, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.
ITEM 7.   PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS
Except as set forth or indicated in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:
•
a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•
any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•
any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth or indicated in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Boards, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
ITEM 8.   ADDITIONAL INFORMATION
(a)
Appraisal Rights

Neither CureVac’s shareholders nor New Topco’s shareholders are entitled under Dutch law or otherwise to appraisal or dissenters’ rights with respect to the Company Shares or New Topco shares in connection with the Offer or the Post-Offer Reorganization.
(b)
Regulatory and Other Approvals

Antitrust Compliance
U.S.:   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), and related rules and regulations issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have expired or been terminated. These requirements apply to the acquisition of the Company Shares in the Offer and the Transactions. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a thirty (30) calendar day waiting period following the filing of certain required information and documentary material concerning the Offer and the Transactions with the FTC and the Antitrust Division. Each of Buyer and the Company filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Company Shares in the Offer on July 11, 2025, and July 14, 2025, respectively. The HSR Act waiting period for Buyer’s notification expired on August 11, 2025.
Ex-US:   In addition to the HSR Act Notification and Report forms, the Transactions are subject to applicable non-U.S. antitrust approvals having been obtained, or being deemed to have been obtained due to the expiry of applicable statutory deadlines, or through any other informal comfort letter that is satisfactory to the Buyer, and such approvals, if any, must be in full force and effect. The Transactions have, as of October 14, 2025, obtained all relevant non-US antitrust approvals, with full force and effect as of October 15, 2025.

Other Approvals
European Union Foreign Subsidies Regulation:   Based on a review of the information currently available about the businesses in which Buyer and the Company are engaged, Buyer notified the Transactions on September 5, 2025 to the European Commission pursuant to Regulation (EU) 2022/2560 of December 14, 2022, together with its secondary legislation, associated regulatory rules and any legislation amending, augmenting or replacing the same from time to time, as amended on the date of the Purchase Agreement (the “EU FSR”), on foreign subsidies distorting the internal market. Buyer’s notification on September 5, 2025 initiated the EU FSR’s assessment period of 25 working days, which expired on October 10, 2025. The European Commission considers, on the basis of the information available to it, that there are insufficient indications to initiate an in-depth investigation and has, therefore, closed its preliminary review. Consequently, the offer condition of the lapse of the assessment period or clearance by the European Commission under the EU FSR was fulfilled on that day.
Certain Shareholder Approvals Required in Connection with the Post-Offer Reorganization
Under the Purchase Agreement, the Company is required to hold an EGM where shareholders will be provided with information regarding the Offer and will be requested to vote on, among other matters set forth in the Purchase Agreement filed as Exhibit (d)(A) hereto, (i) the requisite resolutions required to effect the Post-Offer Reorganization, (ii) one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the Company Boards for their acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable law and (iii) one or more resolutions effective upon the Closing to appoint the new members of the Company Boards designated by Buyer to replace the resigning members of the Company Boards, and if and to the extent that any member of the Company Boards (excluding the Supervisory Board Members independent from Buyer and those members of the Company Boards designated by Buyer to continue to serve) has not irrevocably tendered his or her resignation therefrom (effective as of or prior to Closing) prior to the convocation of the EGM, dismissing each such member of the Company Boards as of the Closing. The EGM will be held on the date to be specified in the Company’s convening notice for the EGM to be published after the filing of this Schedule 14D-9. Shareholders of the Company who hold Company Shares on the record date for the EGM, which date will be specified in the Company’s convening notice for the EGM to be published after the filing of this Schedule 14D-9, are entitled to attend and vote at the EGM.
(c)
Certain Financial Projections Utilized by the Company Boards and Goldman Sachs

The Company does not, as a matter of principle, publicly disclose long-term projections of future financial performance, revenue, earnings, or other results of operations, due to, among other reasons, the inherent uncertainty, unpredictability, and subjectivity of the underlying assumptions and estimates, particularly in the biotechnology sector. However, in connection with its consideration of the Transactions, the Company’s management prepared and provided to the Company Boards and Goldman Sachs certain unaudited prospective financial information regarding the Company’s operations for the fiscal years 2025 through 2050 (the “Company Projections”). The prospective financial information summarized below is included for the purpose of providing the Company’s shareholders access to certain non-public information that was furnished to certain parties in connection with the Transactions, and such information may not be appropriate for other purposes, and is not included to influence the voting or investment decision of any Company shareholder or Buyer shareholder.
The Company Projections were prepared by the Company’s management for internal use and strategic planning purposes, including the evaluation of the Transactions, and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with generally accepted accounting principles (“GAAP”) or International Financial Reporting Standards (“IFRS”), or the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants, as applicable, for preparation and presentation of prospective financial information. The Company Projections included were instead prepared on a reasonable basis, reflecting, at the time the prospective financial information was prepared, the best estimates and judgments of Company management, and they presented, to the best of the Company’s management’s knowledge and belief at that time, the expected course of action and the expected future financial performance of the Company. The inclusion of the Company Projections should not be regarded as an indication that such information is predictive of actual future events or results and such information should not be relied upon as such, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Company Projections. The Company Projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of the Company’s management.
While presented with numeric specificity, the Company Projections reflect numerous estimates, variables and assumptions made by the Company management in good faith as of the date of preparation, including, but not limited to, assumptions regarding the probability of technical and regulatory success, clinical development timelines, product launch timing, pricing, market size, market growth, market share, competitive landscape, cost structures, and the realization of potential strategic partnerships and collaborations and other matters specific to the Company’s business that are inherently subjective and uncertain and are beyond the control of the Company. The Company Projections also reflect assumptions regarding the Company’s research and development pipeline, including oncology and infectious disease programs, and anticipated synergies from ongoing and future collaborations and other factors described in the sections entitled “Additional Information — Cautionary Note Regarding Forward-Looking Statements” in this Item 8 and “The Solicitation or Recommendation — Background of the Purchase Agreement; Reasons for the Recommendation of the Management Board — Transaction Risks” in Item 4. The Company Projections do not give effect to the impact of the Transactions, the expenses that may be incurred in connection with consummating the Transactions, the effect and cost of operating as a combined company, or any business or strategic decisions that may be taken as a result of the Transactions.
The Company Projections are inherently forward-looking, are subject to significant business, economic, competitive, regulatory, and other risks and uncertainties, many of which are beyond the Company’s control, and are susceptible to multiple interpretations and periodic revision based on actual experience and business developments. As such, there can be no assurance that the projected results will be realized, and actual results may differ materially from those reflected in the Company Projections. Accordingly, there can be no assurance that the projected results summarized below will be realized. The Company’s shareholders are urged to review the most recent SEC filings of the Company and Buyer for a description of their respective reported and anticipated results of operations and financial condition and capital resources, including in “Operating and Financial Review and Prospects” in their respective Annual Reports on Form 20-F for the year ended December 31, 2024 and Reports on Form 6-K reporting results for the three-month period ended March 31, 2025 and three- and six-month periods ended June 30, 2025, which are incorporated by reference into this Schedule 14D-9.
Since the Company Projections cover multiple years, such information, by its nature, becomes less predictive with each successive year. The inclusion of the Company Projections herein should not be regarded as an indication that the Company, Buyer, or their respective affiliates, officers, directors, advisors, or other representatives considered or consider the projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. While presented with numerical specificity, the Company Projections were based on numerous variables and assumptions known to the Company at the time of preparation. These variables and assumptions are inherently uncertain and many are beyond the control of the Company or Buyer. Such uncertainties include, but are not limited to (i) litigation risks (for example, the outcome of jury trials in the United States, the appeals process, associated costs and time until damages (if any) may be paid), (ii) the geo-political environment in the United States, Europe and other jurisdictions and (iii) the development of products by collaborators and competitors.
EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS THE COMPANY HAS NOT AND DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE COMPANY PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THEY WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE COMPANY PROJECTIONS ARE NO LONGER APPROPRIATE. SINCE THE COMPANY PROJECTIONS COVER MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.
The Company has not made and makes no representation to Buyer or any Company shareholder or Buyer shareholder, in the Purchase Agreement or otherwise, concerning the Company Projections or regarding the Company’s ultimate performance compared to the Company Projections or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the Company Projections, the Company urges all Company shareholders and Buyer shareholders not to place undue, if any, reliance on such information and to review the Company’s and Buyer’s most recent SEC filings for a description of their respective reported financial results.
Neither the Company’s nor Buyer’s independent registered public accounting firms, nor any other independent accountants, have audited, reviewed, examined, compiled, or performed any procedures with respect to the Company Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they (and their respective representatives) assume no responsibility for, and disclaim any association with, the Company Projections. The report of KPMG AG Wirtschaftsprüfungsgesellschaft, contained in the Company’s Form 20-F for the year ended December 31, 2024 and the report of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, contained in Buyer’s Form 20-F for the year ended December 31, 2024, which are incorporated by reference into this Schedule 14D-9, relate to the respective historical financial information of the Company and Buyer. They do not extend to the Company Projections and should not be read to do so. The Company Projections were prepared by, and are the responsibility of the Company’s management. The Company Projections do not take into account any circumstances, transactions, or events occurring after the date on which they were prepared. Some or all of the assumptions underlying the Company Projections set forth below may have changed since the date the Company Projections were prepared.
Summary of Company Projections
The Company Projections were prepared using several assumptions, including the following assumptions that Company management believed to be material, appropriate and reasonable: the development and commercialization of mRNA-based oncology and infectious disease product candidates, anticipated strategic partnerships, certain market conditions including the competitive landscape and potential litigation outcomes (as a source of potential project funding). The Company Projections are presented on a risk-adjusted basis, reflecting the Company’s management’s estimates of the probability of technical and regulatory success for each of its programs and assets pursuant to certain industry standards and relevant studies. The Company Projections were based on the Company’s latest estimates at the time they were prepared for various scenarios.
The following table presents a summary of the Company Projections for fiscal years 2025 through 2050 for the Company on a stand-alone basis:
	Year Ending December 31,
	2025P	2026P	2027P	2028P	2029P	2030P	2031P	2032P	2033P	2034P	2035P	2036P	2037P
	Euros in millions
Revenue(1)	23	5	15	234	9	299	55	64	65	66	115	255	376
Adjusted EBIT(2)	(60)	(68)	(62)	163	(67)	218	(28)	(24)	(41)	(68)	(63)	28	139
Capex(3)	3	3	3	3	3	3	3	3	3	3	5	9	13
Adjusted Free Cash Flow(4)	(100)	(140)	(132)	165	(65)	220	(26)	(21)	(39)	(66)	(68)	13	127
	Year Ending December 31,
	2038P	2039P	2040P	2041P	2042P	2043P	2044P	2045P	2046P	2047P	2048P	2049P	2050P
	Euros in millions
Revenue(1)	461	766	1,101	1,406	1,530	1,683	1,806	1,879	1,794	1,891	1,881	1,529	1,560
Adjusted EBIT(2)	227	443	681	890	979	1,086	1,171	1,220	1,158	1,226	1,215	969	982
Capex(3)	16	25	35	45	49	53	57	59	57	60	60	50	51
Adjusted Free Cash Flow(4)	216	411	646	855	805	746	809	848	820	849	853	715	682

(1)
The Company calculates Revenue in accordance with IFRS. The Company’s revenue has consisted of upfront licensing payments, product sales, and compensation for research and development services, the majority of which relate to the Company’s license and collaboration agreements.
(2)
Adjusted EBIT is a non-IFRS and non-GAAP financial measure and refers to earnings before interest and taxes. It represents operating results before deduction of interest and taxes and thus serves as a measure of operational performance independent of capital structure and tax influences. Adjusted EBIT is calculated by removing non-recurring, irregular, or non-operational items from IFRS-EBIT reflected in compliant financial filings. Operating expenses include cost of goods sold (COGS), research and development expenses (R&D), product license cost, product launch cost, marketing and sales cost (M&S), selling, general, and administrative expenses (SG&A), royalties, and other operating income.

(3)
Capex includes all capital expenditures for the acquisition, expansion, or maintenance of long-term assets such as property, plant and equipment or intangible assets. Furthermore, Capex is reported in the cash flow statement distinguishing between product-specific investments (Product capex) and corporate capex (Group capex). Product Capex refers to capital expenditures that are directly attributable to a specific product to support the development, production, or enhancement of a product e.g., production equipment dedicated to a specific product (e.g., mRNA, LNP, pDNA), technology platforms developed for a product line, and licensing costs tied to product-specific technologies (e.g., Acuitas license). Group capex includes investments in broader categories like Facility Capex (general infrastructure) or Corporate Capex (e.g., IT, administration).

(4)
Adjusted Free Cash Flow is a non-IFRS and non-GAAP financial measure and refers to the cash inflow available to the Company after deducting operating expenses (adjusted by depreciation and amortization expenses), and customary non-cash expenses such as the changes in net working capital and capital expenditures (Capex). Adjusted Free Cash Flow is calculated by removing non-recurring, irregular, or non-operational items that are typically reflected in compliant financial filings.

Non-IFRS and Non-GAAP Financial Measures
The Company Projections as set forth above regarding Adjusted EBIT, Capex and Adjusted Free Cash Flow are measures not calculated in accordance with IFRS or GAAP. Such non-IFRS and non-GAAP measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS or GAAP. The Company is not providing a quantitative reconciliation of the forward-looking financial measures set forth above that are not calculated in accordance with IFRS or GAAP. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of a forward-looking non-IFRS or non-GAAP financial measure is only required to the extent it is available without unreasonable efforts. The Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, including normal variability in income taxes, share-based compensation, which is directly impacted by unpredictable fluctuations in the Company’s share price, and other non-recurring or unusual items such as impairment losses, transaction costs and litigation gains (losses). The Company is unable to quantify the probable significance of these items at this time. The adjustments required for any such reconciliation of the forward-looking non-IFRS and non-GAAP financial measures cannot be accurately forecast by the Company, and therefore the reconciliations have been omitted.
(d)
Risks relating to potential repayment obligations under the Advance Purchase Agreement with the European Commission for the Company’s first-generation COVID-19 vaccine candidate

On November 30, 2020, the Company entered into an Advance Purchase Agreement (“APA”) with the European Commission (the “EU Commission”), acting on behalf of all EU Member States, for the supply of up to 405 million doses of its first-generation COVID-19 vaccine candidate (“CVnCoV”). Under the APA, the Company received an upfront payment of €450 million, for development and commercial supply activities of CVnCoV. In October 2021, the Company notified the EU Commission of the withdrawal of its regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, the Company would be required to return any unspent amount of the upfront payment. In the context of the APA, “spent” means either costs incurred, or commitments made in connection with the purposes set forth in the APA.

On July 24, 2024, the EU Commission informed the Company that it had engaged Deloitte, S.L. (“Deloitte”) to conduct an audit of the Company’s compliance with the APA. On September 17, 2025, the EU Commission provided the Company with Deloitte’s draft audit report, which included preliminary findings alleging missing documentation, absence of project cost allocation, cost traceability and reconciliations, as well as inconsistencies between information submitted during the audit and financial information previously provided to the EU Commission. The Company is cooperating fully with the EU Commission and Deloitte and has submitted a detailed response and objections to the findings of Deloitte’s draft audit report on October 17, 2025. The EU Commission is expected to issue a final audit report within sixty (60) days thereafter.
The Company contested the findings in Deloitte’s draft audit report and believes it can refute the issues raised. However, it remains uncertain to what extent Deloitte and the European Commission will accept the Company’s position. It is also unclear whether the European Commission will rely on Deloitte’s final audit report to seek recovery of any portion of the €450 million upfront payment. The Company cannot exclude the possibility of being required to repay a portion or all of the €450 million upfront payment. Should the Company be unsuccessful in contesting any such repayment claims, or the payment of related fines, this could materially affect the Company’s financial position, cash flows, and results of operations.
(e)
Cautionary Note Regarding Forward-Looking Statements

This document includes “forward-looking statements.” Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to Buyer’s and the Company’s proposed exchange offer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Many of these risks and uncertainties are beyond the control of Buyer or the Company. Investors are cautioned that any such forward-looking statements are based on the Company’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the Transactions will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.
Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the exchange offer and the subsequent corporate reorganization of the Company; uncertainties as to how many of the Company’s shareholders will tender their Company Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the exchange offer and the Transactions may not be satisfied or waived; the possibility of a termination of the Purchase Agreement; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the Transactions and the impact of the announcement and pendency of the Transactions on Buyer’s and/or the Company’s business, including their relationships with employees, business partners or governmental entities; the risk that the exchange offer or the other Transactions may be more expensive to complete than anticipated; the risk that litigation in connection with the exchange offer or the other Transactions may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the exchange offer, the other Transactions or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United States, Europe and countries outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.
The Company does not undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Buyer’s and the Company’s respective Annual Report on Form 20-F for the year ended December 31, 2024, in each case as amended by any subsequent filings made with the SEC, available on the SEC’s website at www.sec.gov.
(f)
Additional Information and Where to Find It

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.
The information set forth under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
This Schedule 14D-9 also incorporates by reference the documents listed below that the Company has previously filed with or furnished to the SEC. The documents listed below contain important information about the Company, its financial condition or other matters.
•
Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC on April 11, 2025.

•
Reports on Form 6-K furnished to the SEC on March 27, 2025 (excluding the statements of the Company’s Chief Executive Officer contained in Exhibit 99.1 thereto), April 7, 2025 (excluding the statements of the Company’s Chief Scientific Officer and Chief Executive Officer contained in Exhibit 99.1 thereto), May 15, 2025, May 20, 2025 (Film No. 25969105), May 23, 2025, June 12, 2025, June 16, 2025, June 24, 2025, June 26, 2025, August 8, 2025, and August 15, 2025.

Notwithstanding any reference in the Company’s reports on Form 6-K previously furnished to the SEC to any such reports being incorporated by reference into any registration statement, no previously furnished Company report on Form 6-K, other than as specifically mentioned above, shall be incorporated by reference herein. In addition, all subsequent reports on Form 20-F or Form 6-K filed or furnished by the Company after the date of the publication of this Schedule 14D-9 and prior to the Closing or the earlier termination of the Offer are incorporated by reference herein, except that any report on Form 6-K shall be so incorporated only to the extent expressly provided in such report.
Such documents are considered to be a part of this Schedule 14D-9, effective as of the date such documents are filed. Certain statements in and portions of this Schedule 14D-9 update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this Schedule 14D-9 may update and replace statements in and portions of this Schedule 14D-9 or the above-listed documents. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.
You can obtain any of the documents listed above from the SEC, through the SEC’s website at www.sec.gov or from the Company by requesting them in writing or by telephone at the following address:
CureVac N.V.
Friedrich-Miescher-Strasse 15
72076 Tübingen
Germany
+49 7071 9883 0
These documents are available from the Company without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to this Schedule 14D-9.
You may consult the Company’s website for more information about the Company. The Company’s website is www.curevac.com. Information included on this website is not incorporated by reference into this Schedule 14D-9.

ITEM 9.   EXHIBITS
The following Exhibits are filed herewith or incorporated by reference.
Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(B)to the Schedule TO).
(a)(1)(C)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Notice of Withdrawal (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(4)	Exchange Offer Prospectus dated October 21, 2025 (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed by BioNTech SE on October 21, 2025).
(a)(5)(A)*	Opinion of Goldman Sachs Bank Europe SE, dated June 12, 2025 (included as Annex A to this Schedule 14D-9).
(a)(5)(B)*	Consent Letter of Goldman Sachs Bank Europe SE, dated October 21, 2025 (included as Annex B to this Schedule 14D-9).
(a)(5)(C)	Joint press release of BioNTech SE and CureVac N.V., dated as of June 12, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K by CureVac N.V. filed with the SEC on June 12, 2025).
(a)(5)(D)	All Employee Letter from CureVac N.V.’s management board members Alexander Zehnder, Axel Malkomes, Malte Greune, Myriam Mendila and Thaminda Ramanayake issued by CureVac N.V., dated as of June 12, 2025 (incorporated by reference to Exhibit 99.2 of Schedule 14D-9 filed by CureVac N.V. with the SEC on June 12, 2025).
(a)(5)(E)	Town hall presentation issued by CureVac N.V., dated as of June 12, 2025 (incorporated by reference to Exhibit 99.3 of Schedule 14D-9 filed by CureVac N.V. with the SEC on June 12, 2025).
(a)(5)(F)	CureVac Intranet Site Content issued by CureVac N.V., dated as of June 12, 2025 (incorporated by reference to Exhibit 99.4 of Schedule 14D-9 filed by CureVac N.V. with the SEC on June 12, 2025).
(a)(5)(G)	Form of courtesy email to external partners issued by CureVac N.V. on June 12, 2025 (incorporated by reference to Exhibit 99.5 of Schedule 14D-9 filed by CureVac N.V. with the SEC on June 12, 2025).
(a)(5)(H)	Form of courtesy email to investigators issued by CureVac N.V. on June 12, 2025 (incorporated by reference to Exhibit 99.6 of Schedule 14D-9 filed by CureVac N.V. with the SEC on June 12, 2025).
(a)(5)(I)	Employee Social Media Guidelines issued by CureVac N.V., dated as of June 12, 2025 (incorporated by reference to Exhibit 99.7 of Schedule 14D-9 filed by CureVac N.V. with the SEC on June 12, 2025).
(a)(5)(J)	CureVac Social Media Post on LinkedIn issued by CureVac N.V., dated as of June 12, 2025 (incorporated by reference to Exhibit 99.8 of Schedule 14D-9 filed by CureVac N.V. with the SEC on June 12, 2025).
(a)(5)(K)	Social Media Post by Alexander Zehnder issued on June 12, 2025 (incorporated by reference to Exhibit 99.9 of Schedule 14D-9 filed by CureVac N.V. with the SEC on June 12, 2025).
(a)(5)(L)*	CureVac Intranet Site Content issued by CureVac N.V., dated October 17, 2025.
(d)(A)	Purchase Agreement, dated as of June 12, 2025, between BioNTech SE and CureVac N.V. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by CureVac N.V. with the SEC on June 16, 2025).

Exhibit No.	Description
(d)(B)	Form of Tender and Support Agreement by and between BioNTech SE and certain stockholders of CureVac N.V. (incorporated by reference to Annex B to the Exchange Offer Prospectus included in the Registration Statement on Form F-4 filed by BioNTech SE with the SEC on October 21, 2025).
(e)(A)*	Form of Settlement Agreement between CureVac N.V. and Alexander Zehnder.
(e)(B)*	Form of Settlement Agreement between CureVac N.V. and Axel Malkomes.
(e)(C)*	Form of Settlement Agreement between CureVac N.V. and Myriam Mendila.
(e)(D)*	Form of Settlement Agreement between CureVac N.V. and Malte Greune.
(e)(E)*	Form of Settlement Agreement between CureVac N.V. and Thaminda Ramanayake.
(e)(F)*	Form of Transaction Bonus Award Letter by and between CureVac N.V., BioNTech SE and Alexander Zehnder.
(e)(G)*	Form of Transaction Bonus Award Letter by and between CureVac N.V., BioNTech SE and Axel Malkomes.
(e)(H)*	Form of Transaction Bonus Award Letter by and between CureVac N.V., BioNTech SE and Myriam Mendila.
(e)(I)*	Form of Transaction Bonus Award Letter by and between CureVac N.V., BioNTech SE and Malte Greune.
(e)(J)*	Form of Transaction Bonus Award Letter by and between CureVac N.V., BioNTech SE and Thaminda Ramanayake.

*
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CureVac N.V.
By: /s/ Alexander Zehnder Name: Alexander Zehnder Title: Chief Executive Officer
Date: October 21, 2025

ANNEX A
PERSONAL AND CONFIDENTIAL
12 June 2025
Management Board & Supervisory Board
CureVac N.V.
Friedrich-Miescher-Str. 15
72076 Tübingen
Germany
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders (other than BioNTech SE (“BioNTech”) and its affiliates) of the outstanding ordinary shares, par value €0.12 per share (the “Shares”), of CureVac N.V. (the “Company”) of the Consideration (as defined below) to be paid pursuant to the Purchase Agreement, dated as of 12 June 2025 (the “Agreement”), by and between BioNTech and the Company.
The Agreement provides for an exchange offer for all of the Shares (the “Exchange Offer”) pursuant to which BioNTech will exchange a number of American Depository Shares, each representing one ordinary share, notional value €1.00 per share, of BioNTech (the “Buyer ADS”) equal to the Exchange Ratio (as defined in the Agreement) for each Share validly tendered under the Exchange Offer and not properly withdrawn (the “Offer Consideration”), subject to certain conditions. The Agreement further provides that if the Post-Offer Reorganization Threshold (as defined in the Agreement) is achieved and certain other conditions are met, BioNTech shall, subject to certain conditions, pursue a corporate reorganization of the Company and its subsidiaries, consisting of (i) a Dutch legal merger of the Company (as disappearing company) with and into a direct wholly-owned subsidiary of the Company (“New Topco”), with New Topco issuing class A shares (“New Topco A Shares”) to the holders of Shares that were not validly tendered under the Exchange Offer (other than BioNTech) and class B shares (“New Topco B Shares”) to BioNTech, in accordance with Sections 2:309 et seq. of the Dutch Civil Code (the “Legal Downstream Merger”) and in accordance with the deed of merger substantially in the form set out in Exhibit A to the Agreement, the merger proposal substantially in the form set out in Exhibit B-1 to the Agreement and the explanatory notes to a merger proposal substantially in the form set out in Exhibit B-2 to the Agreement; (ii) the sale and transfer of all outstanding shares of CureVac SE by New Topco to BioNTech against payment of consideration by BioNTech with a value equal to the excess of the aggregate Offer Consideration for all Shares over the amount of cash and cash equivalents of the Company, including any receivables, and any other assets, net of any liabilities of the Company, in the form of Buyer ADS and a loan note (the “Post- Downstream Merger Share Sale”) in accordance with the share sale agreement substantially in the form set out in Exhibit C to the Agreement; and (iii) the cancellation (intrekking) of all New Topco A Shares issued and outstanding as of the Cancellation Effective Time (as defined in the Agreement) in accordance with Section 2:208 paragraph 6 in conjunction with Section 2:216 paragraph 2 of the Dutch Civil Code, whereby each such New Topco A Share is cancelled against repayment in kind such that in respect of each New Topco A Share (determined as of the Cancellation Effective Time) a holder of such share receives a number of Buyer ADS equal to the Offer Consideration (the “Cancellation Consideration”, and together with the Offer Consideration, the “Consideration”), and cash to compensate for fractional entitlements to Buyer ADS, without interest and subject to withholding (the “Cancellation” and together with the Legal Downstream Merger and the Post-Downstream Merger Share Sale, the “Post-Offer Reorganization”).
Goldman Sachs Bank Europe SE and its affiliates (collectively, “Goldman Sachs”) are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, BioNTech, any of their respective affiliates and third parties, including dievini Hopp BioTech holding GmbH & Co. KG (“dievini”) and Kreditanstalt für Wiederaufbau (“KfW”), each a significant shareholder of the Company, as well as AT Impf GmbH (“AT”) and Medine GmbH (“Medine”), each a significant shareholder of BioNTech, and any of their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We also have provided certain financial advisory and/or underwriting services to KfW and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner to KfW with respect to the issuance of a 3.125% bond due October 2028 in August 2023; as bookrunner to KfW with respect to the issuance of a 2.375% bond due August 2027 and a 2.625% bond due January 2034 in January 2024; as bookrunner to KfW with respect to the issuance of a 2.625% bond due April 2029 in March 2024; as sole bookrunner to KfW with respect to the issuance of a zero-coupon bond due December 2027 in May 2024; as bookrunner to KfW with respect to the issuance of a 2.5% bond due October 2031 in October 2024; as bookrunner to KfW with respect to the issuance of a 2.375% bond due April 2028 and a 2.75% bond due January 2035 in January 2025; and as bookrunner to KfW with respect to the issuance of a 2.375% bond due April 2028 in April 2025. We may have also provided certain financial advisory and/or underwriting services to the Government of Germany, the parent of KfW, and/or its agencies and instrumentalities, and their respective affiliates from time to time for which Goldman Sachs Investment Banking may receive compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, BioNTech, dievini, KfW, the Government of Germany, and/or its agencies and instrumentalities, AT, Medine and their respective affiliates and, as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. Affiliates of Goldman Sachs also may have co-invested with AT and its affiliates from time to time and may do so in the future.
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 20-F of the Company and BioNTech for the five fiscal years ended December 31, 2024; certain interim reports to shareholders of the Company and BioNTech; certain other communications from the Company to its shareholders; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for the Company and certain forecasts related to the expected utilization by the Company of certain net operating loss carryforwards and tax credits, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and Buyer ADS; compared certain financial and stock market information for the Company and BioNTech with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management board of the Company (the “Management Board”) and the supervisory board of the Company (the “Supervisory Board”). We have not made an independent evaluation or appraisal of the assets and liabilities (including any intellectual property or any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or BioNTech or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. With regard to intellectual property, we have in particular not made an independent evaluation or appraisal of the related pending patent litigations between BioNTech and the Company, especially their expected outcome and proceeds, or of the impact the Transaction might have on such litigations, and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or BioNTech or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. At your direction, for the purposes of our analysis and this opinion, we have assumed that the Post-Offer Reorganization will be consummated on the terms set forth in the Agreement reasonably promptly following the consummation of the Exchange Offer, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than BioNTech and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement, the Tender and Support Agreements (as defined in the Agreement) or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or the Tender and Support Agreements or entered into or amended in connection with the Transaction, including, the Post-Offer Reorganization, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, equity award holders, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to Consideration to be paid pursuant to the Agreement, or otherwise. We are not expressing any opinion as to the prices at which Buyer ADS or the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, BioNTech or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or BioNTech or the ability of the Company or BioNTech to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Management Board and the Supervisory Board in connection with their consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Exchange Offer or how any holder of Shares should vote with respect to the Post-Offer Reorganization or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.
This opinion is not, and should not be construed to be, an expert’s report or a valuation opinion of the type rendered by qualified auditors or independent experts under the requirements of the laws of the Netherlands or any other applicable laws. An opinion of fairness from a financial point of view differs in a number of important respects from such a valuation opinion performed by qualified auditors and experts and from accounting valuations generally.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid pursuant to the Agreement is fair from a financial point of view to the holders (other than BioNTech and its affiliates) of Shares.
Very truly yours,
Goldman Sachs Bank Europe SE
Name: Christopher Dröge
Title:   Managing Director
Goldman Sachs Bank Europe SE
Name:  Jens Hofmann
Title:    Managing Director

ANNEX B
October 21, 2025
Management Board & Supervisory Board
CureVac N.V.
Friedrich-Miescher-Str. 15
72076 Tübingen
Germany
Re:
Schedule 14D-9 of CureVac N.V., filed October 21, 2025 (the “Schedule 14D-9”)

Ladies and Gentlemen:
Reference is made to our opinion letter, dated June 12, 2025 (“Opinion Letter”), with respect to the fairness from a financial point of view to the holders (other than the Buyer and its affiliates) of the ordinary shares, par value €0.12 per share, of CureVac N.V. (the “Company”) of the consideration to be paid to such holders pursuant to the Purchase Agreement.
The Opinion Letter is provided for the information and assistance of the Management Board & Supervisory Board in connection with their consideration of the transaction contemplated therein. We understand that the Company has determined to include our Opinion Letter in the Schedule 14D-9. In that regard, we hereby consent to the reference to our Opinion Letter under the captions “Background of the Purchase Agreement; Reasons for the Recommendation of the Company Boards” and “Opinion of the Company’s Financial Advisor — Goldman Sachs Bank Europe SE” and to the inclusion of the Opinion Letter in the Schedule 14D-9. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Schedule 14D-9 and that our Opinion Letter is not to be used, circulated, quoted or otherwise referred to, for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement (including any subsequent amendments to the Schedule 14D-9) or any other document, except in accordance with our prior written consent. We do not consent to the furnishing of this consent letter to the Securities and Exchange Commission.
Very truly yours,

(GOLDMAN SACHS BANK EUROPE SE)

B-1